
We invented the mutual fund®

MFS® Municipal Series Trust

Semiannual Report • September 30, 2000

For the States of: Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia

Table of Contents

MFS Original Research®

Research has been central to investment management at MFS since 1932, when we created one of the first in-house research departments in the mutual fund industry. Original Research℠ at MFS is more than just crunching numbers and creating economic models: it's getting to know each security and each company personally.



Letter from the Chairman



Dear Shareholders,

If you've been reading our fund reports for any length of time, you've probably sensed the pride we have in our research process. More than anything else, we think MFS Original Research® — and the performance results it has yielded for shareholders — makes us unique among investment management companies. We think that uniqueness stems from three factors: philosophy, process, and people.

Philosophy

In over 75 years of managing mutual funds, we've developed a number of beliefs about the best ways to invest over a variety of market conditions. First, we believe in bottom-up research, which means we use a company-by-company, one-security-at-a-time approach to building a portfolio. What we look for is the truth about the *fundamentals* of a company's business — things such as the ability of management to execute its business plan, the ability of that plan to be scaled up as the company grows, actual demand for the company's products and services, cash flow, profits, and earnings.

Second, we believe that, over the long term, stock prices follow earnings. In our view, stock prices are basically a multiple of projected earnings, with the multiple increasing as the market perceives that a company has something customers want and will continue to want. One of the major elements of Original Research℠ is doing our best to project a company's future earnings and determine how much the market will pay for those earnings.

Third, we believe there are at least three ways to potentially achieve competitive long-term performance: be early, uncover second chances, and avoid mistakes. All of these are based on bottom-up research. In both domestic and international markets, early discovery has historically been a hallmark of our investment style. Some of the stocks with which MFS has been most successful are those in which we've taken large positions before the market discovered or believed in them. Similarly, some of our best fixed-income investments have been early positions in companies or governments that our research revealed were potential candidates for credit upgrades. (A credit upgrade causes the value of a bond to rise because it indicates the market has increased confidence that principal and interest on the bond will be repaid.)

"Second-chance" opportunities are companies whose stock prices have stumbled but that we believe still have the potential to be market leaders. For example, a quarterly earnings shortfall of a few cents may cause the market to temporarily lose confidence in a company. If we believe the business remains fundamentally strong, we may use the price decline as a buying opportunity.

Avoiding mistakes is another way we feel Original Research may help performance. In fixed-income investing this means, among other things, trying to be better than our peers at avoiding bond issuers that may default. In equity investing, avoiding mistakes means we strive to know a company and its industry well enough to distinguish truth from hype.

Process

We acquire our information firsthand, by researching thousands of companies to determine which firms may make good investments. Our analysis of an individual company may include

- face-to-face contact with senior management as well as frontline workers

- analysis of the company's financial statements and balance sheets

- contact with the company's current and potential customers

- contact with the company's competitors

- our own forecasts of the company's future market share, cash flow, and earnings

Our analysts and portfolio managers disseminate this information in the form of daily notes e-mailed worldwide to all members of our investment team. This ensures that our best ideas are shared throughout the company, without barriers between equity and fixed-income, international and domestic, or value and growth investment areas. We believe this allows each of our portfolio managers — and thus each of our investors — to potentially benefit from any relevant item of Original Research.

John Ballen, our President and Chief Investment Officer, has often said that the thought he hopes managers will have when they read the daily notes is, "I could never perform as well at any other investment company, because nowhere else could the quality of the research be this good."

People

Our team of research analysts and portfolio managers traces its roots back to 1932, when we created one of the first in-house research departments in the industry. Today, we believe we have an investment team distinguished for its unique blend of talent, continuity, and cohesiveness.

MFS' team culture and commitment to quality research have proven to be of tremendous value in attracting some of the best and brightest talent from leading business schools and from other investment management companies. Our company culture was a key factor in our recognition by *Fortune* magazine in its January 10, 2000, issue as one of the "100 Best Companies to Work For" in America. As befits a great team, our people have tended to stick around — the average MFS tenure of our portfolio managers is 11 years, with over 16 years in the investment industry. Contributing to this continuity is our policy that all equity portfolio managers are promoted from within, after distinguishing themselves first as research analysts. And because many of us who are now managing funds or managing the company itself have been working together for well over a decade, we have a cohesiveness, a shared philosophy of investing, and a unity of purpose that we believe bodes well for the future of the company.

We also have scale. Our research analyst team is over 55 members strong and growing. Each analyst is our in-house expert on a specific industry or group of industries in a specific region of the globe. In pursuing their research, our analysts and portfolio managers each year will visit more than 2,000 companies throughout the world, meet with representatives from more than 3,000 companies at one of our four worldwide offices, attend roughly 5,000 company presentations sponsored by major Wall Street firms, and consult with over 1,000 analysts from hundreds of U.S. and foreign brokerage houses.

All of this culminates in our analysts making buy and sell recommendations on a wide range of potential investments for all of our portfolios. In the end, the goal of Original Research is to try to give our portfolio managers an advantage over their peers — to enable our managers to deliver competitive performance by finding opportunities before they are generally recognized by the market, and by avoiding mistakes whenever possible. Original Research does, we believe, make a difference.

As always, we appreciate your confidence in MFS and welcome any questions or comments you may have.

Respectfully,



Jeffrey L. Shames
Chairman and Chief Executive Officer
MFS Investment Management®

October 16, 2000

A prospectus containing more complete information on any MFS product, including all charges and expenses, can be obtained from your investment professional. Please read it carefully before you invest or send money. Investments in mutual funds will fluctuate and may be worth more or less upon redemption.

The opinions expressed in this letter are those of Jeffrey L. Shames, and no forecasts can be guaranteed.

Management Review and Outlook

Dear Shareholders,

The period just ended was favorable for bond investors as interest rates fell in the six months ended September 30, 2000. We believe this was due to a shift in market sentiment away from concern over strong growth, inflation, and rising interest rates and toward a more positive perception. Investors now seem to feel that economic activity is moderating without drifting toward recession, inflation is not about to rise dramatically, and the Federal Reserve Board (the Fed) is done with rate tightening. In fact, there is a feeling among many investors that the Fed may even be headed toward some easing of rates next year. This more optimistic sentiment helped the bond market, and was a factor in the positive performance for all funds in the Municipal Series Trust.

Another factor in our performance was positioning on the yield curve. The yield curve for municipal bonds shows the relationship between yield (interest rate) and time remaining to maturity. In general, bonds with more time remaining to maturity have tended to be more volatile but pay higher interest rates. A key element of our strategy is to determine the area of the yield curve that we believe offers investors an optimum combination of higher yield and lower potential volatility.

Our quantitative research has indicated that the "sweet spot" on the yield curve is in the 15- to 20-year bracket, and that longer-maturity bonds offer only slightly more yield with significantly more volatility or risk. We have therefore positioned the majority of our holdings in the 15- to 20-year area of the curve. We do not, however, tend to position the funds in anticipation of interest rate moves, because we believe interest rate forecasting to be a relatively risky strategy that is not in our shareholders' best interest over the long term.

When buying a bond, there are two main questions we ask. First, do our analysts believe the bond presents a good credit risk? Second, are we being properly paid to take on that risk? A lower-rated bond should offer a higher yield to compensate for taking on greater risk. Over the past 2 to 3 years, however, we found that the difference in yield between higher-quality and lower-quality bonds (the spread) had been compressing; by mid-1999, the spread had become extremely narrow on a historical basis. In our view, we were not being paid enough additional yield to take on the extra risk of lower-rated issues. In addition, we felt there was a danger that spreads could widen, which would lead to underperformance of lower-rated bonds. Both of these factors led us to reduce our weightings in lower-quality issues.

Now, a year later, spreads have widened to their greatest level in several years, and appear to have stabilized in the past few months. Our analysts are beginning to find lower-quality, higher-yielding issues for which we feel we are being adequately paid to take on more credit risk. Looking forward, we hope to find opportunities to buy bonds rated "BBB" and below offering yields that we think could properly reward our shareholders.

We believe we are entering a positive environment for our style of bond investing—an environment of relatively stable interest rates with enough growth to sustain credit quality, but not so much growth that we get inflationary fears, other than perhaps those resulting from the current oil price situation. We feel that this kind of environment highlights the value we add through our Original Research℠ process, which we believe is extremely adept at finding opportunities, evaluating credit risk, and avoiding defaults.

Respectfully,



Michael L. Dawson
Portfolio Manager

Geoffrey L. Schechter
Portfolio Manager

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed. It is not possible to invest directly in an index. The portfolio is actively managed, and current holdings may be different.

PORTFOLIO MANAGERS' PROFILES

Michael L. Dawson is Assistant Vice President and a portfolio manager of all state municipal bond funds at MFS Investment Management®. He also manages other national municipal bond portfolios. He joined MFS in 1998 and was named Assistant Vice President and portfolio manager in 1999. Prior to joining MFS, Michael worked in institutional sales — fixed income for Fidelity Capital Markets and Goldman Sachs. Prior to that, he was a research analyst in the municipal bond group at Franklin Templeton. He is a graduate of Santa Clara University and received an M.B.A. degree from Babson College in May 1999.

Geoffrey L. Schechter, CFA, CPA, is Vice President of MFS Investment Management® and a portfolio manager of our municipal bond funds. He joined MFS as an Investment Officer in 1993 after working as a municipal credit analyst with a major insurance company. He was named portfolio manager in 1993, Assistant Vice President in 1994, and Vice President in 1995. Geoff is a graduate of the University of Texas and has an M.B.A. degree from Boston University. He is a Chartered Financial Analyst (CFA) and a Certified Public Accountant (CPA).

All portfolio managers at MFS Investment Management® are supported by an investment staff of over 100 professionals utilizing MFS Original Research®, a global, issuer-oriented, bottom-up process of selecting securities.

FUND FACTS

Objective: Each fund seeks current income exempt from federal income taxes and from the personal income taxes, if any, of the state to which its name refers.

Commencement of investment operations:

Mississippi	August 6, 1992
New York	June 6, 1988
North Carolina	October 31, 1984
Pennsylvania	February 1, 1993
South Carolina	October 31, 1984
Tennessee	August 12, 1988
Virginia	October 31, 1984
West Virginia	October 31, 1984

Class inception:

Mississippi	Class A	August 6, 1992
	Class B	September 7, 1993
New York	Class A	June 6, 1988
	Class B	September 7, 1993
North Carolina	Class A	October 31, 1984
	Class B	September 7, 1993
	Class C	January 3, 1994
Pennsylvania	Class A	February 1, 1993
	Class B	September 7, 1993
South Carolina	Class A	October 31, 1984
	Class B	September 7, 1993
Tennessee	Class A	August 12, 1988
	Class B	September 7, 1993
Virginia	Class A	October 31, 1984
	Class B	September 7, 1993
	Class C	January 3, 1994
West Virginia	Class A	October 31, 1984
	Class B	September 7, 1993

Net assets as of September 30, 2000:

Mississippi	$ 73.6 million
New York	$121.1 million
North Carolina	$364.3 million
Pennsylvania	$ 46.2 million
South Carolina	$146.6 million
Tennessee	$119.0 million
Virginia	$334.3 million
West Virginia	$129.9 million

Performance Summary

Because mutual funds are designed for investors with long-term goals, we have provided cumulative results as well as the average annual total returns for the applicable time periods. Investment results reflect the percentage change in net asset value, including the reinvestment of dividends.

Total Rates of Return through September 30, 2000

MFS® Mississippi Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	Life*	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return Excluding Sales Charge	+4.03%	+5.36%	+13.56%	+31.75%	+54.76%	+3.62%	+4.53%	+10.91%	+26.53%	+45.93%
Average Annual Total Return Excluding Sales Charge	—	+5.36%	+ 4.33%	+ 5.67%	+ 5.50%	—	+4.53%	+ 3.51%	+ 4.82%	+ 4.75%
Average Annual Total Return Including Sales Charge	—	+0.36%	+ 2.65%	+ 4.65%	+ 4.88%	—	+0.53%	+ 2.60%	+ 4.49%	+ 4.75%

*For the period from the commencement of the fund's investment operations, August 6, 1992, through September 30, 2000.

MFS® New York Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.44%	+5.53%	+11.75%	+29.13%	+98.34%	+3.16%	+4.74%	+9.38%	+24.32%	+87.72%
Average Annual Total Return Excluding Sales Charge	—	+5.53%	+ 3.77%	+ 5.25%	+ 7.09%	—	+4.74%	+3.03%	+ 4.45%	+ 6.50%
Average Annual Total Return Including Sales Charge	—	+0.52%	+ 2.10%	+ 4.23%	+ 6.57%	—	+0.74%	+2.12%	+ 4.11%	+ 6.50%

MFS® North Carolina Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.62%	+5.16%	+10.59%	+27.11%	+79.65%	+3.19%	+4.39%	+8.38%	+22.86%	+71.03%
Average Annual Total Return Excluding Sales Charge	—	+5.16%	+ 3.41%	+ 4.92%	+ 6.03%	—	+4.39%	+2.72%	+ 4.20%	+ 5.51%
Average Annual Total Return Including Sales Charge	—	+0.16%	+ 1.75%	+ 3.90%	+ 5.52%	—	+0.40%	+1.81%	+ 3.87%	+ 5.51%

	Class C Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.19%	+4.39%	+8.37%	+23.08%	+71.61%
Average Annual Total Return Excluding Sales Charge	—	+4.39%	+2.72%	+ 4.24%	+ 5.55%
Average Annual Total Return Including Sales Charge	—	+3.39%	+2.72%	+ 4.24%	+ 5.55%

MFS® Pennsylvania Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	Life*	6 Months	1 Year	3 Years	5 Years	Life*
Cumulative Total Return Excluding Sales Charge	+3.78%	+6.12%	+14.00%	+31.50%	+50.73%	+3.47%	+5.26%	+11.30%	+26.46%	+42.44%
Average Annual Total Return Excluding Sales Charge	—	+6.12%	+ 4.47%	+ 5.63%	+ 5.50%	—	+5.26%	+ 3.63%	+ 4.81%	+ 4.73%
Average Annual Total Return Including Sales Charge	—	+1.08%	+ 2.78%	+ 4.61%	+ 4.83%	—	+1.26%	+ 2.71%	+ 4.47%	+ 4.73%

*For the period from the commencement of the fund's investment operations, February 1, 1993, through September 30, 2000.

MFS® South Carolina Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.61%	+4.87%	+9.72%	+25.05%	+82.10%	+3.19%	+4.11%	+7.61%	+20.96%	+73.37%
Average Annual Total Return Excluding Sales Charge	—	+4.87%	+3.14%	+ 4.57%	+ 6.18%	—	+4.11%	+2.48%	+ 3.88%	+ 5.66%
Average Annual Total Return Including Sales Charge	—	−0.11%	+1.48%	+ 3.56%	+ 5.66%	—	+0.13%	+1.56%	+ 3.54%	+ 5.66%

MFS® Tennessee Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.52%	+5.07%	+10.74%	+26.90%	+84.54%	+3.19%	+4.39%	+8.62%	+22.65%	+75.65%
Average Annual Total Return Excluding Sales Charge	—	+5.07%	+ 3.46%	+ 4.88%	+ 6.32%	—	+4.39%	+2.79%	+ 4.17%	+ 5.80%
Average Annual Total Return Including Sales Charge	—	+0.08%	+ 1.79%	+ 3.86%	+ 5.80%	—	+0.42%	+1.89%	+ 3.83%	+ 5.80%

MFS® Virginia Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.47%	+5.23%	+10.84%	+25.75%	+79.14%	+3.04%	+4.46%	+8.62%	+21.54%	+70.56%
Average Annual Total Return Excluding Sales Charge	—	+5.23%	+ 3.49%	+ 4.69%	+ 6.00%	—	+4.46%	+2.80%	+ 3.98%	+ 5.48%
Average Annual Total Return Including Sales Charge	—	+0.23%	+ 1.82%	+ 3.67%	+ 5.49%	—	+0.47%	+1.88%	+ 3.64%	+ 5.48%

	Class C Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.13%	+4.46%	+8.71%	+21.85%	+71.21%
Average Annual Total Return Excluding Sales Charge	—	+4.46%	+2.82%	+ 4.03%	+ 5.52%
Average Annual Total Return Including Sales Charge	—	+3.46%	+2.82%	+ 4.03%	+ 5.52%

MFS® West Virginia Municipal Bond Fund

	Class A Investment Results					Class B Investment Results				
	6 Months	1 Year	3 Years	5 Years	10 Years	6 Months	1 Year	3 Years	5 Years	10 Years
Cumulative Total Return Excluding Sales Charge	+3.76%	+5.03%	+10.02%	+25.54%	+83.65%	+3.52%	+4.36%	+8.00%	+21.44%	+74.99%
Average Annual Total Return Excluding Sales Charge	—	+5.03%	+ 3.23%	+ 4.65%	+ 6.27%	—	+4.36%	+2.60%	+ 3.96%	+ 5.76%
Average Annual Total Return Including Sales Charge	—	+0.04%	+ 1.57%	+ 3.64%	+ 5.75%	—	+0.37%	+1.69%	+ 3.63%	+ 5.76%

Notes to Performance Summary

Class A Share Performance Including Sales Charge takes into account the deduction of the maximum 4.75% sales charge. Class B Share Performance Including Sales Charge takes into account the deduction of the applicable contingent deferred sales charge (CDSC), which declines over six years from 4% to 0%. Class C Share Performance Including Sales Charge takes into account the deduction of the 1% CDSC applicable to Class C shares redeemed within 12 months.

Class B and C share performance includes the performance of the funds' Class A shares for periods prior to their inception (blended performance). Class B and C blended performance has been adjusted to take into account the CDSC applicable to Class B and C shares rather than the initial sales charge (load) applicable to Class A shares. These blended performance figures have not been adjusted to take into account differences in class-specific operating expenses. Because operating expenses of Class B and C shares are higher than those of Class A, the blended Class B and C share performance is higher than it would have been had Class B and C shares been offered for the entire period.

All performance results reflect any applicable expense subsidies and waivers in effect during the period shown; without these, the results would have been less favorable. See the prospectus for details. All results are historical and assume the reinvestment of capital gains.

Investment return and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. More recent returns may be more or less than those shown. Past performance is no guarantee of future results.

A small portion of income may be subject to state, federal, and/or alternative minimum tax. Capital gains, if any, are subject to capital gains tax. See the prospectus for details.

Portfolio of Investments (Unaudited) – September 30, 2000

MFS MISSISSIPPI MUNICIPAL BOND FUND

Municipal Bonds – 97.5%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 13.3%		
Commonwealth of Puerto Rico, MBIA, 7.084s, 2008 ‡‡	$2,000	$2,123,320
Hinds County, MS, MBIA, 6.25s, 2010	1,660	1,814,662
Hinds County, MS, MBIA, 6.25s, 2011	1,285	1,405,880
Jackson, MS, Public School District, AMBAC, 5.75s, 2017	1,000	1,020,080
Madison County, MS, School District, MBIA, 5.875s, 2016	1,500	1,576,740
Puerto Rico Municipal Finance Agency, RITES, FSA, 7.42s, 2017 †‡‡	750	776,835
State of Mississippi, 6s, 2018	1,000	1,035,490
		$9,753,007
State and Local Appropriation – 7.6%		
Mississippi Development Bank (Natchez Mississippi Convention Center), AMBAC, 6s, 2021	$ 750	$ 778,823
Puerto Rico Public Finance Corp., RITES, 7.17s, 2013 †‡‡	500	552,370
Southhaven, MS, Mississippi Development Bank, Special Obligation (Recreation Facilities), 6.2s, 2020	400	411,344
State of Mississippi, Certificates of Participation (Rehabilitation Services), 6.1s, 2014	2,000	2,029,760
Walnut, MS, Correctional Authority, AMBAC, 6s, 2019	1,750	1,807,837
		$5,580,134
Refunded and Special Obligations – 10.0%		
Hinds Community College, MS, Conference and Training Center, 6.5s, 2014	$1,320	$1,404,836
Mississippi Home Corp., 0s, 2013	4,920	2,433,088
Mississippi Hospital Equipment & Facilities Authority Rev. (Magnolia Regional Health Center), 7.375s, 2001	1,500	1,570,815
State of Mississippi, 6.75s, 2004	1,800	1,942,704
		$7,351,443
Airport and Port Revenue – 1.0%		
Puerto Rico Ports Authority (American Airlines), 6.25s, 2026	$ 750	$ 755,310
Electric and Gas Utility Revenue – 6.0%		
Guam Power Authority Rev., RITES, AMBAC, 6.236s, 2013 †‡‡	$1,000	$1,043,630
Puerto Rico Electric Power Authority, FSA, 7.589s, 2023 ‡‡	1,000	1,079,080
Warren County, MS, Pollution Control Rev. (Mississippi Power & Light), 7s, 2022	1,000	1,039,430
Washington County, MS, Pollution Control Rev. (Mississippi Power & Light), 7s, 2022	1,230	1,278,499
		$4,440,639
Health Care Revenue – 1.9%		
Corinth Alcorn County, MS, Hospital Rev. (Magnolia Regional Health Center), 5.5s, 2021	$ 670	$ 541,608
Jones County, MS, Hospital Rev. (South Central Regional Medical Center), 5.5s, 2017	1,000	845,370
		$1,386,978
Industrial Revenue (Corporate Guarantee) – 8.9%		
Jones County, MS, Solid Waste Disposal Rev. (International Paper Co.), 5.8s, 2021	$1,000	$ 927,860
Lowndes County, MS, Solid Waste Disposal & Pollution Control Rev. (Weyerhauser), 6.8s, 2022	3,250	3,516,370

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – continued		
Mississippi Business Finance Corp. (Jackson Municipal Airport/Airborne Freight), 7.15s, 2007	$ 985	$ 1,049,616
Warren County, MS, Pollution Control Rev. (International Paper), 6.6s, 2019	1,000	1,019,370
		$ 6,513,216
Insured Health Care Revenue – 19.0%		
Alcorn County, MS, Corinth Hospital Rev. (Magnolia Regional Health Center), AMBAC, 5.75s, 2013	$2,000	$ 2,051,860
Gulfport, MS, Hospital Facilities (Memorial Hospital), MBIA, 6.125s, 2015	2,250	2,327,692
Gulfport, MS, Hospital Facilities (Memorial Hospital), MBIA, 6.2s, 2018	1,000	1,030,730
Hinds County, MS, Rev. (Methodist Hospital & Rehabilitation Center), AMBAC, 5.6s, 2012	2,335	2,420,671
Medical Center Educational Building Corp., MS, (University of Mississippi Medical Center), AMBAC, 5.5s, 2023	1,000	970,620
Mississippi Development Bank, Special Obligation (Adams County Hospital), FSA, 5.75s, 2016	1,000	1,013,610
Mississippi Hospital Equipment & Facilities Authority Rev. (Baptist), MBIA, 6.5s, 2010	1,190	1,279,631
Mississippi Hospital Equipment & Facilities Authority Rev. (Baptist), MBIA, 6s, 2013	750	780,810
Mississippi Hospital Equipment & Facilities Authority Rev. (Rush Medical Foundation), Connie Lee, 6.7s, 2018,	2,000	2,077,620
		$13,953,244
Multi-Family Housing Revenue – 5.5%		
Gulfport, MS, Community Development (Oakview Apartments), FNMA, 7.4s, 2025	$1,755	$ 1,831,588
Jackson, MS, Elderly Housing Corp., Mortgage Rev. (Delhaven Manor), "C", FHA, 7.375s, 2024	1,920	1,975,642
Ridgeland, MS, Urban Renewal, Multifamily Housing Rev. (Northbrook I & III Apartments), 6.15s, 2019 ###	300	275,481
		$ 4,082,711
Single Family Housing Revenue – 9.5%		
Mississippi Home Corp., GNMA, 6.5s, 2024	$2,650	$ 2,707,770
Mississippi Home Corp., GNMA, 6.625s, 2027	1,350	1,388,975
Mississippi Home Corp., GNMA, 7.55s, 2027	1,215	1,310,778
Mississippi Home Corp., GNMA\FNMA, 6.3s, 2031	500	510,990
Mississippi Home Corp., 5.75s, 2031	1,000	1,075,070
		$ 6,993,583
Turnpike Revenue – 1.3%		
Puerto Rico Highway & Transportation Authority, FSA, 5s, 2016	$1,000	$ 975,250
Universities – 3.2%		
Southhaven, MS, Mississippi Development Bank Special Obligation (Recreation Facilities), 5.875s, 2014	$ 375	$ 386,422
University of Mississippi, Educational Building Corp. (Athletic Facilities), 6.2s, 2016 ###	1,000	1,032,470
University of Mississippi Educational Building Corp. (Performing Arts Center), AMBAC, 5.25s, 2018	1,000	963,890
		$ 2,382,782

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – 7.7%		
Gautier, MS, Utility District, Utility Systems Rev., FGIC, 6.375s, 2019	$1,300	$ 1,336,049
Gulfport, MS, Water & Sewer Rev., FSA, 5.625s, 2024	500	488,120
Jackson, MS, Water & Sewer Systems Rev., 5.25s, 2017	1,170	1,134,034
Meridian, MS, Water & Sewer Rev., AMBAC, 6s, 2010	1,500	1,579,095
Meridian, MS, Water & Sewer Rev., AMBAC, 6.2s, 2012	650	685,237
Meridian, MS, Water & Sewer Rev., AMBAC, 6.2s, 2013	400	420,408
		$ 5,642,943
Other – 2.6%		
Mississippi Development Bank (Diamond Lakes Utilities), 6.25s, 2017	$1,250	$ 1,199,725
Mississippi Development Bank Special Obligation (Tupelo Fairgrounds), AMBAC, 5s, 2017	785	733,245
		$ 1,932,970
Total Municipal Bonds (Identified Cost, $70,020,482)		$71,744,210

Floating Rate Demand Note – 0.3%

Perry County, MS, Pollution Control Rev., due 10/02/00, *at Identified Cost*	$ 200	$ 200,000
Total Investments (Identified Cost, $70,220,482)		$71,944,210
Other Assets, Less Liabilities – 2.2%		1,618,939
Net assets – 100.0%		$73,563,149

See portfolio footnotes and notes to financial statements.

MFS NEW YORK MUNICIPAL BOND FUND

Municipal Bonds – 97.9%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 7.7%		
New York, NY, 5.375s, 2017	$1,250	$ 1,219,275
New York, NY, 6s, 2019	1,000	1,034,220
North Babylon, NY, Union Free School District, FGIC, 5.5s, 2018	2,415	2,393,144
Port Byron, NY, Central School District, AMBAC, 7.4s, 2012	500	604,135
Port Byron, NY, Central School District, AMBAC, 7.4s, 2013	500	606,895
Port Byron, NY, Central School District, AMBAC, 7.4s, 2014	500	608,350
Port Byron, NY, Central School District, AMBAC, 7.4s, 2015	500	610,800
Rome, NY, City School District, FSA, 5.5s, 2019	1,000	982,610
Washingtonville, NY, Central School District, FGIC, 7.35s, 2008	550	636,708
Washingtonville, NY, Central School District, FGIC, 7.35s, 2009	550	643,324
		$ 9,339,461
State and Local Appropriation – 18.3%		
Metropolitan Transportation Authority, NY, Dedicated Tax Fund, FGIC, 5.25s, 2014	$1,500	$ 1,490,955
Metropolitan Transportation Authority, NY, Service Contract, , 7.375s, 2008	2,000	2,222,500
Metropolitan Transportation Authority, NY, Service Contract, 5.5s, 2017	750	739,305
Metropolitan Transportation Authority, NY, Service Contract, AMBAC, 5.75s, 2013	825	875,284
New York Dormitory Authority Rev. (City University), 5.625s, 2016	1,450	1,477,724
New York Dormitory Authority Rev. (City University), AMBAC, 5.75s, 2018	800	829,696
New York Dormitory Authority Rev. (City University), FSA, 5.75s, 2013	3,000	3,182,850
New York Dormitory Authority Rev. (State University), 5s, 2013	1,000	965,990
New York Dormitory Authority Rev. (State University), 5.875s, 2017	1,130	1,180,567
New York Dormitory Authority Rev. (State University), 5.375s, 2018	1,500	1,454,010
New York Local Government Assist Corp., MBIA, 5s, 2021	1,750	1,583,540
New York Medical Care Facilities Financing Agency Rev., 6.375s, 2014	15	15,453
New York Medical Care Facilities Financing Agency Rev., MBIA, 6s, 2025	20	20,418
New York Urban Development Corp. Rev. (Correctional Facilities), AMBAC, 0s, 2009	5,000	3,300,600
New York Urban Development Corp. Rev. (State Facilities), AMBAC, 5.6s, 2015	2,750	2,846,195
		$22,185,087
Refunded and Special Obligations – 17.6%		
Islip, NY, Community Development Agency Rev. (New York Institute of Technology), 7.5s, 2006	$1,990	$ 2,287,306
New York City, NY, 8s, 2001	490	511,590
New York City, NY, 8.25s, 2001	2,000	2,112,820
New York City, NY, 7.2s, 2004	1,000	1,102,010
New York City, NY, 7.3s, 2004	880	974,503
New York City, NY, 7.3s, 2004	5,000	5,527,550
New York City, NY, 7.375s, 2004	1,600	1,776,032
New York City, NY, Municipal Water & Sewer Finance Authority, 7s, 2001	745	766,098

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – continued		
New York Energy Research & Development Authority, Electric Facilities Rev., 7.15s, 2002	$1,975	$ 2,092,039
New York Medical Care Facilities Financing Agency Rev. (Mental Health Services), 6.375s, 2004	965	1,043,628
New York Medical Care Facilities Financing Agency Rev. (Montefiore Medical), AMBAC, 6.5s, 2005	2,550	2,789,725
Puerto Rico Aqueduct & Sewer Authority Rev., FSA, 9s, 2005	250	287,963
		$21,271,264
Airport and Port Revenue – 1.7%		
New York City, NY, Industrial Development Agency, Special Facilities Rev. (American Airlines), 6.9s, 2024	$1,000	$ 1,028,710
Port Authority NY & NJ, Special Obligation, (JFK International), MBIA, 6.25s, 2015	990	1,081,486
		$ 2,110,196
Electric and Gas Utility Revenue – 4.3%		
Guam Power Authority Rev., AMBAC, 5.25s, 2013	$2,120	$ 2,163,651
Guam Power Authority Rev., RITES, AMBAC, 6.236s, 2014 †‡‡	500	513,115
New York Energy Research & Development Authority, Electric Facilities Rev., 7.15s, 2022	725	751,528
Port Authority NY & NJ, Special Obligation, 6.75s, 2019	1,750	1,791,142
		$ 5,219,436
Health Care Revenue – 5.3%		
Albany, NY, Industrial Development Authority, Civic Facilities Rev., 8.25s, 2004	$1,140	$ 1,175,693
Chautauqua County, NY, Industrial Development Agency, Civic Facility Rev. (Woman's Christian Assn.), 6.35s, 2017	200	183,274
Chautauqua County, NY, Industrial Development Agency, Civic Facility Rev. (Woman's Christian Assn.), 6.4s, 2029 ###	500	414,195
Dutchess, NY, Industrial Development Agency, Civic Facilities Rev., 8.625s, 2016	1,035	1,073,295
Fulton County, NY, Industrial Development Agency, Civic Facilities Rev. (Nathan Littauer Hospital Assn.), 5.75s, 2009	750	672,825
New York City, NY, Health & Hospital Corp. Rev., 5.25s, 2017	750	690,870
New York City, NY, Industrial Development Agency, Civic Facilities Rev. (A Very Special Place, Inc.), 5.75s, 2029	1,000	884,530
New York Medical Care Facilities Finance Agency Rev., Mental Health Services (Huntington Mortgage), 6.5s, 2014	1,250	1,286,113
		$ 6,380,795
Industrial Revenue (Corporate Guarantee) – 3.9%		
Allegany County, NY, Industrial Development Agency, Solid Waste Rev. (Atlantic Richfield), 6.625s, 2016	$1,000	$ 1,041,040
Essex County, NY, Industrial Development Agency (International Paper Co.), 5.55s, 2014	750	728,182
Essex County, NY, Industrial Development Agency (International Paper Co.), 6.15s, 2021	1,000	978,110
Monroe County, NY, Industrial Development Agency (Weyerhauser Co.), 9s, 2006	1,000	1,003,600

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – continued		
Onondaga County, NY, Industrial Development Agency (Bristol-Meyers Squibb), 5.75s, 2024	$1,000	$ 993,620
		$ 4,744,552
Insured Health Care Revenue – 2.7%		
Nassau County, NY (Nassau Health Care Corp.), FSA, 6s, 2014	$1,000	$ 1,060,850
New York Dormitory Authority Rev. (St. Vincent's Hospital), FHA, 7.375s, 2011	2,105	2,185,116
		$ 3,245,966
Multi-Family Housing Revenue – 0.3%		
New York City, NY, Housing Development Corp., 5.6s, 2019	$ 400	$ 393,540
Sales and Excise Tax Revenue – 2.3%		
New York City, NY, Transitional Finance Authority Rev., 5.75s, 2018	$2,730	$ 2,783,890
Single Family Housing Revenue – 2.9%		
New York Mortgage Agency Rev., 5.85s, 2018	$2,000	$ 1,999,980
New York Mortgage Agency Rev., 5.8s, 2020	1,555	1,538,672
		$ 3,538,652
Turnpike Revenue – 16.4%		
Metropolitan Transportation Authority, NY, FGIC, 5.875s, 2018	$1,980	$ 2,040,707
New York Thruway Authority Rev., Highway & Bridges, AMBAC, 5.375s, 2018	2,000	1,952,080
New York Thruway Authority Rev., Highway & Bridges, FGIC, 5.4s, 2017	2,000	1,971,720
New York Thruway Authority Rev., Highway & Bridges, MBIA, 5.75s, 2015	1,000	1,038,690
New York Thruway Authority Rev., Highway & Bridges, MBIA, 5.375s, 2016	2,000	1,979,860
New York Thruway Authority Rev., Highway & Bridges, MBIA, 5s, 2018	2,400	2,219,184
Niagara Falls, NY, Bridge Commission Toll Rev., RITES, FGIC, 6.172s, 2015 †‡‡	3,500	3,509,310
Triborough Bridge & Tunnel Authority, NY, RITES, 6.643s, 2017 †‡‡	5,000	5,154,100
		$19,865,651
Universities – 6.5%		
Cattaraugus County, NY, Industrial Development Agency (Jamestown Community College), 6.4s, 2019	$ 500	$ 505,905
Hempstead Town, NY, Civic Facilities Rev. (Hofstra University), MBIA, 5.8s, 2015	1,500	1,549,920
New York Dormitory Authority Rev. (Pace University), AMBAC, 5.5s, 2020	1,500	1,474,920
New York Dormitory Authority Rev. (Pace University), MBIA, 6s, 2019	1,690	1,764,563
New York Dormitory Authority Rev. (State University), FSA, 6s, 2018	1,000	1,046,490
Tompkins County, NY, Industrial Development Agency (Cornell University), 5.625s, 2020	1,000	1,003,050
Utica, NY, Industrial Development Agency (Utica College), 5.3s, 2008	465	461,447
		$ 7,806,295
Water and Sewer Utility Revenue – 8.0%		
New York City, NY, Municipal Water & Sewer Finance Authority, 6s, 2010	$ 620	$ 672,812

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – continued		
New York City, NY, Municipal Water & Sewer Finance Authority, 7.1s, 2012	$ 675	$ 692,455
New York Environmental Facilities Corp., Pollution Control Rev., 5.75s, 2010	2,235	2,386,176
New York Environmental Facilities Corp., Pollution Control Rev., 6.875s, 2010	220	227,359
New York Environmental Facilities Corp., Pollution Control Rev., 5.75s, 2012	1,080	1,150,632
New York Environmental Facilities Corp., Water Facilities Rev., 8.85s, 2015	2,500	2,658,675
Suffolk County, NY, Water Authority, MBIA, 5.1s, 2012	1,895	1,907,431
		$ 9,695,540
Total Municipal Bonds (Identified Cost, $113,606,980)		$118,580,325

Floating Rate Demand Notes – 1.1%

Issuer	Principal Amount (000 Omitted)	Value
New York City, NY, due 10/02/00	$1,200	$ 1,200,000
Sevier County, TN, Public Building Authority, due 10/05/00	100	100,000
Total Floating Rate Demand Notes, at Identified Cost		$ 1,300,000
Total Investments (Identified Cost, $114,906,980)		$119,880,325
Other Assets, Less Liabilities – 1.0%		1,234,982
Net assets – 100.0%		$121,115,307

See portfolio footnotes and notes to financial statements.

MFS NORTH CAROLINA MUNICIPAL BOND FUND

Municipal Bonds – 98.4%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 7.0%		
Charlotte NC, 5.5s, 2016	$3,100	$ 3,144,764
Cumberland County, NC, 5.8s, 2019	4,400	4,552,900
Durham, NC, 5.9s, 2014	2,400	2,505,264
Hertford County, NC, 9.5s, 2001	100	100,980
Hertford County, NC, 9.5s, 2002	100	100,980
Johnston County, NC, FGIC, 5.6s, 2018	2,000	2,039,900
New Hanover County, NC, Public Improvement, 5.75s, 2017	1,000	1,032,900
New Hanover County, NC, Public Improvement, 5.8s, 2019	4,200	4,341,918
North Carolina Str, Series A, 4.75s, 2015	5,000	4,669,950
Randolph County, NC, FSA, 5.6s, 2018	3,000	3,024,960
		$25,514,516
State and Local Appropriation – 11.5%		
Brunswick County NC Certificates Participation, FSA, 5.5s, 2020	$1,000	$ 990,370
Carteret County North Carolina Certificates Partin, AMBAC, 5.625s, 2020	1,010	1,015,090
Charlotte, NC, Certificates of Participation (Convention Facilities), AMBAC, 0s, 2004	3,435	2,815,807
Charlotte, NC, Certificates of Participation (Convention Facilities), AMBAC, 0s, 2005	4,810	3,746,750
Charlotte, NC, Certificates of Participation (Convention Facilities), AMBAC, 0s, 2006	1,075	795,575
Charlotte, NC, Certificates of Participation (Convention Facilities), AMBAC, 0s, 2008	3,000	1,996,590
Charlotte NC Certificates Participation, (Convention Facilities), 5.5s, 2020	3,000	2,967,180
Cumberland County, NC, Certificates of Participation (Civic Center), AMBAC, 0s, 2011	425	237,583
Cumberland County, NC, Certificates of Participation (Civic Center), AMBAC, 0s, 2013	1,000	487,210
Dare County, NC, MBIA, 6.6s, 2006	2,100	2,168,040
Durham, NC, Certificates of Participation (New Durham Corp.), 6.875s, 2009	1,750	1,804,040
Franklin County, NC, Certificates of Participation (Jail and School), FGIC, 6.625s, 2014	2,000	2,173,600
Greensboro, NC, Certificates of Participation (Coliseum Arena), 6.25s, 2011	2,180	2,268,116
Harnett County NC Certificates Participation, FSA, 5.5s, 2016	1,225	1,228,442
Harnett County, NC, Certificates of Participation, AMBAC, 6.2s, 2006	1,000	1,068,120
Harnett County, NC, Certificates of Participation, AMBAC, 6.2s, 2009	1,500	1,592,760
Iredell County North Carolina Public Facilities, School Projs, AMBAC, 5.5s, 2019	1,000	987,180
Pitt County NC Certificates Participation, School Facilities Project Series A, FSA, 5.5s, 2020	1,250	1,251,400
Puerto Rico Housing, Bank and Finance Agency, 7.5s, 2006	7,000	7,751,380
Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2016 †‡‡	1,500	1,592,730
Sampson Area Development Corp., NC, Installment Payment Rev., MBIA, 4.75s, 2019	1,000	884,090
Scotland County, NC, Certificates of Participation (Jail and Courthouse), CAP GTY, 6.75s, 2011	1,000	1,027,220
Union County, NC, Certificates of Participation, AMBAC, 6.375s, 2012	1,000	1,055,070
		$41,904,343

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – 11.2%		
North Carolina Eastern Municipal Power Agency, 7.5s, 2009	$2,595	$ 3,099,909
North Carolina Eastern Municipal Power Agency, 5s, 2017	5,120	4,856,371
North Carolina Medical Care Commission, Hospital Rev. (Carolina Medicorp), 6s, 2001	8,500	8,580,835
North Carolina Medical Care Commission, Hospital Rev. (Halifax Memorial), 6.75s, 2002	4,500	4,764,105
North Carolina Medical Care Commission, Hospital Rev. (Halifax Memorial), 6.75s, 2014	1,355	1,433,265
North Carolina Medical Care Commission, Hospital Rev. (Valdese General Hospital), 8.75s, 2001	4,975	5,275,540
Pender County, NC, Certificates of Participation (Pender County Prison), 7.6s, 2001	1,205	1,253,465
Pender County, NC, Certificates of Participation (Pender County Prison), 7.7s, 2001	1,000	1,040,860
University of North Carolina (Chapel Hill), 0s, 2002	9,105	4,455,441
University of North Carolina (Chapel Hill), 0s, 2002	4,285	1,954,560
Winston-Salem, NC, Water and Sewer Systems Rev., 6.25s, 2002	4,000	4,186,640
		$40,900,991
Airport and Port Revenue – 2.3%		
Charlotte, NC, Airport Rev., MBIA, 5.875s, 2019	$1,000	$ 1,014,970
Charlotte, NC, Airport Rev., MBIA, 5.875s, 2020	3,775	3,822,414
Puerto Rico Ports Authority (American Airlines), 6.25s, 2026	3,575	3,600,311
		$ 8,437,695
Electric and Gas Utility Revenue – 14.4%		
New Hanover County, NC, Industrial Facilities Rev. (Carolina Power and Light Co.), 6.9s, 2009	$1,000	$ 1,019,720
North Carolina Eastern Municipal Power, Pennsylvania 693, RITES, AMBAC, 7.613s, 2018 †‡‡	6,500	7,224,360
North Carolina Eastern Municipal Power Agency, AMBAC, 6s, 2018	1,245	1,312,093
North Carolina Eastern Municipal Power Agency, MBIA, 7s, 2007	5,000	5,543,500
North Carolina Eastern Municipal Power Agency, MBIA, 7.25s, 2007	5,000	5,610,250
North Carolina Eastern Municipal Power Agency, MBIA, 7.5s, 2010	3,005	3,527,119
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., MBIA, 6s, 2011	5,000	5,352,950
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., MBIA, 6.22s, 2012 ‡‡	9,000	9,082,800
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., 6.375s, 2013	1,000	1,030,110
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., MBIA, 5.5s, 2014	3,000	3,072,690
North Carolina Municipal Power Agency, No. 1, Catawba Electric Rev., FSA, 6.2s, 2018	4,300	4,403,415
Puerto Rico Electric Power Authority, FSA, 6s, 2016	5,000	5,222,450
		$52,401,457
Health Care Revenue – 11.6%		
Charlotte-Mecklenberg Hospital Authority, "A", 5.75s, 2021	$1,500	$ 1,466,220
Mocksville, NC (Housing Foundation, Inc.), 7.25s, 2029	1,000	933,830

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – continued		
North Carolina Medical Care Commission, Hospital Rev. (Duke University), 5.25s, 2021	$ 5,975	$ 5,499,330
North Carolina Medical Care Commission, Hospital Rev. (Gaston Health Care), 5.5s, 2015	5,790	5,612,826
North Carolina Medical Care Commission, Hospital Rev. (Gaston Health Care), 5.5s, 2019	7,500	7,074,675
North Carolina Medical Care Commission, Hospital Rev. (Pitt County Memorial Hospital), 5s, 2018	3,000	2,717,370
Northern Hospital District, Surry County, NC, Health Care Facilities Rev., 7.875s, 2021	4,530	4,658,562
Pitt County, NC, Hospital Rev. (Memorial Hospital), 5.25s, 2021	10,135	9,685,006
University of North Carolina, Chapel Hill, University Hospital Rev., 5.25s, 2019	4,800	4,455,888
		$42,103,707
Industrial Revenue (Corporate Guarantee) – 10.0%		
Columbus County, NC, Industrial Facilities & Pollution Control (International Paper), 5.8s, 2016	$ 4,000	$ 3,863,400
Columbus County, NC, Industrial Facilities & Pollution Control (International Paper), 6.15s, 2021	5,000	4,907,450
Haywood County, NC, Industrial Facilities & Pollution Control Finance Authority (Champion International), 5.75s, 2025	8,900	7,866,799
Martin County, NC, Industrial Facilities & Pollution Control Finance Authority (Weyerhaeuser Co.), 7.25s, 2014	7,000	7,319,900
Martin County, NC, Industrial Facilities & Pollution Control Finance Authority (Weyerhaeuser Co.), 6.8s, 2024	7,500	7,640,625
Mecklenburg County, NC, Industrial Facilities & Pollution Control Finance Authority (Precision Steel), 7.75s, 2014	2,600	2,639,468
Surry County, NC, Industrial Facilities & Pollution Control Finance Authority (Weyerhaeuser Co.), 9.25s, 2002	900	941,616
Wake County, NC, Industrial Facilities & Pollution Control Finance Authority (Mallinkcodt), 6.75s, 2012	1,100	1,118,403
		$36,297,661
Insured Health Care Revenue – 6.6%		
Catawba County, NC, Hospital Rev. (Catawba Memorial Hospital), AMBAC, 5s, 2017	$ 1,200	$ 1,111,248
Cumberland County, NC, Hospital Facilities Rev. (Cumberland County Hospital), MBIA, 0s, 2009	1,800	1,141,236
New Hanover County, NC, Hospital Rev. (New Hanover Regional Medical Center), MBIA, 5s, 2019	6,225	5,699,797
North Carolina Medical Care Commission, AMBAC, 5s, 2017	5,000	4,642,450
North Carolina Medical Care Commission, Hospital Rev. (Wilson Memorial Hospital), AMBAC, 0s, 2013	1,000	488,180
North Carolina Medical Care Commission, Hospital Rev. (Wilson Memorial Hospital), AMBAC, 0s, 2015	1,140	491,477
North Carolina Medical Care Commission, Hospital Rev. (Alamance Regional Medical Center, Inc.), FSA, 5s, 2016	3,180	3,002,524

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Insured Health Care Revenue – continued		
North Carolina Medical Care Commission, Hospital Rev. (Mission-St. Joseph Health System), MBIA, 5.1s, 2018	$1,500	$ 1,405,800
North Carolina Medical Care Commission, Hospital Rev. (Northeast Medical Center), AMBAC, 4.75s, 2013	1,330	1,246,010
North Carolina Medical Care Commission (Catholic Health East), AMBAC, 5s, 2018	2,000	1,840,940
North Carolina Medical Commission, Health Care Facilities Rev. (Novant Health), MBIA, 5s, 2018	1,975	1,819,311
Northern Hospital District Surry County, NC, Health Care Facilities Rev., ASST GTY, 5.5s, 2019	1,250	1,180,862
		$24,069,835
Multi-Family Housing Revenue – 4.7%		
Asheville, NC, Housing Authority (Asheville Terrace Apartments), 7.1s, 2011 ###	$5,000	$ 5,217,350
North Carolina Housing Finance Agency, FHA, 6.9s, 2024	4,880	5,093,500
North Carolina Housing Finance Agency, FHA, 6.05s, 2028	5,000	5,046,050
Salisbury, NC, Housing Corp. (Yadkin Senior Citizens), FNMA, 6.75s, 2022	1,935	1,953,653
		$17,310,553
Sales and Excise Tax Revenue – 0.7%		
Territory of Virgin Islands, Public Finance Authority, 5.5s, 2022	$1,600	$ 1,460,080
Virgin Islands Public Finance Authority, Refunding Senior Lien A Asset Guaranty Ibcc, ASST GTY, 5.5s, 2018	1,000	988,610
		$ 2,448,690
Single Family Housing Revenue – 3.7%		
North Carolina Housing Finance Agency, 6.7s, 2018	$1,550	$ 1,607,350
North Carolina Housing Finance Agency, 5.55s, 2019	4,000	3,901,120
North Carolina Housing Finance Agency, 6.15s, 2020	1,000	1,018,140
North Carolina Housing Finance Agency, 5.85s, 2028	4,060	3,961,626
North Carolina Housing Finance Agency, 7.6s, 2032	1,105	1,122,050
North Carolina Housing Finance Agency, FHA, 6.15s, 2017	1,955	2,001,197
		$13,611,483
Solid Waste Revenue – 0.4%		
Iredell, NC, Solid Waste Systems Rev., 6.25s, 2012	$1,250	$ 1,308,325
Turnpike Revenue – 2.6%		
Puerto Rico Highway & Transportation Authority Rev., RITES, 6.525s, 2007‡‡	$2,750	$ 2,886,867
Puerto Rico Highway & Transportation Authority Rev., RITES, FSA, 8.42s, 2018 †‡‡	5,425	6,444,032
		$ 9,330,899

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Universities – 6.1%		
Appalachian Str University North Carolina Revenue, Parking Systems, FSA, 5.6s, 2020	$ 2,285	$ 2,293,683
North Carolina Education Facilities Finance Agency (Duke University), 6.75s, 2021	11,500	11,926,075
University of North Carolina, Student Facilities Systems, AMBAC, 5.125s, 2018	2,000	1,909,580
University of North Carolina, University Rev., 0s, 2013	3,000	1,488,480
University of North Carolina, University Rev., 0s, 2015	4,415	1,935,757
University of North Carolina, University Rev., 0s, 2016	3,500	1,433,775
University of North Carolina (Chapel Hill), 5.4s, 2017	1,140	1,133,559
		$ 22,120,909
Water and Sewer Utility Revenue – 5.6%		
Charlotte NC Water + Sewer Systems Revenue, 5.75s, 2018	$ 3,075	$ 3,139,760
Charlotte North Carolina Storm Water Fee, 6s, 2020	3,180	3,381,167
Charlotte, NC, Water & Sewer Systems Rev., 5.75s, 2016	2,000	2,061,680
Charlotte, NC, Water & Sewer, 5s, 2020	3,350	3,098,549
Charlotte, NC, Water & Sewer Systems Rev., 5.25s, 2021	4,000	3,793,880
Raleigh, NC, Combined Enterprise Systems Rev., 4.75s, 2016	3,520	3,197,286
Raleigh, NC, Combined Enterprise Systems Rev., 5.125s, 2022	2,000	1,863,240
		$ 20,535,562
Total Municipal Bonds (Identified Cost, $350,265,489)		$358,296,626

Floating Rate Demand Note – 0.2%

Sevier County, TN, Public Building Authority, due 10/2/00, *at Identified Cost*	$ 700	$ 700,000
Total Investments (Identified Cost, $350,965,489)		$358,996,626
Other Assets, Less Liabilities – 1.4%		5,259,036
Net assets – 100.0%		$364,255,662

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) – continued

MFS PENNSYLVANIA MUNICIPAL BOND FUND

Municipal Bonds – 93.5%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 12.8%		
Butler, PA, School District, FGIC, 5.375s, 2018	$ 500	$ 490,050
Chester County, PA, 5.65s, 2011	500	509,600
Downingtown, PA, School District, AMBAC, 5.65s, 2019	500	501,875
Greene County, PA, 6s, 2010	100	101,929
Northeastern York County, PA, School District, FGIC, 0s, 2012	415	225,448
Oley Valley, PA, School District, AMBAC, 0s, 2011	810	464,365
Philadelphia, PA, FGIC, 5.125s, 2015	1,000	970,160
Philadelphia, PA, School District, MBIA, 6s, 2016	500	523,505
Philadelphia, PA, School District, AMBAC, 5.375s, 2019	500	486,515
Southeastern Area, PA, Special Schools Authority Rev., 0s, 2007	360	251,327
State of Pennsylvania, 6.25s, 2010	300	331,164
State of Pennsylvania, 6s, 2019	1,000	1,042,830
		$5,898,768
State and Local Appropriation – 3.7%		
Delaware Valley, PA, Regional Finance Authority, AMBAC, 6.204s, 2018 ‡‡	$ 500	$ 501,480
Pennsylvania Finance Authority Rev. (Pennsylvania Hills Project), FGIC, 5.45s, 2019	500	490,590
Philadelphia, PA, Municipal Authority Rev. (Justice Lease), 8.625s, 2016	150	156,375
Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2013 †‡‡	500	552,370
		$1,700,815
Refunded and Special Obligations – 9.8%		
Allegheny County, PA, Sanitation Authority, FGIC, 0s, 2014	$ 835	$ 387,306
Beaver County, PA, "A", MBIA, 5.75s, 2006	250	263,970
Harrisburg, PA, 5.875s, 2003	1,000	1,052,090
Philadelphia, PA, 6.375s, 2003	240	255,137
Philadelphia, PA, Gas Works Rev., 6s, 2013	1,645	1,781,239
Philadelphia, PA, Hospital & Higher Educational Facilities Authority, FHA, 7.25s, 2001	500	521,760
Puerto Rico Highway & Transportation Authority, 6.5s, 2002	250	263,158
		$4,524,660
Airport and Port Revenue – 6.6%		
Allegheny County, PA, Airport Rev. (Pittsburgh International Airport), MBIA, 5.75s, 2014	$1,000	$1,033,380
Allegheny County, PA, Airport Rev. (Pittsburgh International Airport), FGIC, 6.125s, 2017	500	519,575
Philadelphia, PA, Industrial Development Authority (Philadelphia Airport Systems), FGIC, 5s, 2016	500	461,445
Philadelphia, PA, Parking Authority Rev., FSA, 5.625s, 2015	1,000	1,017,890
		$3,032,290
Electric and Gas Utility Revenue – 11.0%		
Guam Power Authority Rev., RITES, AMBAC, 6.236s, 2014 †‡‡	$2,170	$2,226,941
Luzerne County, PA, Industrial Development Authority, AMBAC, 7.2s, 2017	500	532,520
Luzerne County, PA, Industrial Development Authority, 6.05s, 2019	300	299,349
Philadelphia, PA, Gas Works Rev., , 6.375s, 2014	510	517,726
Philadelphia, PA, Gas Works Rev., FSA, 5.5s, 2016	1,000	1,002,400

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Electric and Gas Utility Revenue – continued		
Virgin Islands Water & Power Authority Rev., ASST GTY, 5.3s, 2018	$ 500	$ 487,540
		$5,066,476
Health Care Revenue – 5.2%		
Butler County, PA, Industrial Development Authority (Sherwood Oaks), 5.75s, 2011	$ 400	$ 391,480
Chester County, PA, Health & Education (Main Line), 5.5s, 2015 ###	335	321,453
Cumberland County, PA, Municipal Refunding (Carlisle Hospital), 6.8s, 2023	500	448,465
Philadelphia, PA, Health & Educational Facilities (Jeanes Health), 6.6s, 2010	500	491,990
Philadelphia, PA, Health & Educational Facilities (Temple University), 6.625s, 2023	250	227,302
Scranton Lackawanna, PA, Health & Welfare (Allied Health), 7.125s, 2005	500	506,840
		$2,387,530
Industrial Revenue (Corporate Guarantee) – 3.6%		
Erie County, PA, Industrial Development Authority (International Paper Co.), 5.3s, 2012	$ 500	$ 475,650
Erie County, PA, Industrial Development Authority (International Paper Co.), 7.625s, 2018	250	267,688
New Morgan, PA, Industrial Development Authority (Browning Ferris Co.), 6.5s, 2019	500	460,880
Westmoreland County, PA, Industrial Development Corp. (Waste Management), LOC, 5.1s, 2018	500	449,900
		$1,654,118
Insured Health Care Revenue – 7.6%		
Allegheny County, PA, Hospital Authority, MBIA, 5s, 2018	$ 500	$ 451,525
Allegheny County, PA, Hospital Authority (South Hills Health System), MBIA, 5.8s, 2016	500	508,850
Blair County, PA, Hospital Authority (Altoona), AMBAC, 5.5s, 2008	470	487,056
Dauphin County, PA, General Authority Hospital Rev. (Hapsco), MBIA, 5.8s, 2002	355	362,082
Lehigh County, PA, Hospital Rev. (Lehigh Valley), MBIA, 7s, 2016	250	289,393
Lycoming County, PA, Authority Hospital Rev. (Williamsport Hospital Obligation Group), Connie Lee, 5.375s, 2010	750	766,583
Sayre, PA, Health Care Facilities (VHA, PA), AMBAC, 6.375s, 2022	160	164,171
Sharon, PA, Health Systems Authority Rev., MBIA, 5s, 2018	500	462,730
		$3,492,390
Multi-Family Housing Revenue – 0.5%		
Montgomery County, PA, Redevelopment Authority (KBF Associates), 6.5s, 2025	$ 250	$ 248,428
Sales and Excise Tax Revenue – 2.2%		
Puerto Rico Highway & Transportation Authority, 5.5s, 2008	$ 500	$ 511,500
Puerto Rico Highway & Transportation Authority, 5.5s, 2013	500	521,725
		$1,033,225
Single Family Housing Revenue – 6.9%		
Pennsylvania Housing Finance Agency, FHA-VA, 5.75s, 2013	$1,000	$1,027,040

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Single Family Housing Revenue – continued		
Pennsylvania Housing Finance Agency, 6.75s, 2014	$ 500	$ 527,415
Pennsylvania Housing Finance Agency, 6.4s, 2016	500	518,685
Pennsylvania Housing Finance Agency, 6.65s, 2021	250	258,495
Pennsylvania Housing Finance Agency, 6.125s, 2024	310	314,244
Philadelphia, PA, Redevelopment Authority, 6.1s, 2010	115	117,934
Pittsburgh, PA, Urban Development Corp., 5.5s, 2010	400	404,164
		$ 3,167,977
Special Assessment District – 1.0%		
Pennsylvania Intergovernmental Cooperative Authority, Special Tax Rev., FGIC, 5.25s, 2016	$ 500	$ 488,360
Turnpike Revenue – 5.5%		
Allegheny County, PA, Port Authority Special Rev., MBIA, 6.25s, 2017	$ 500	$ 530,375
Puerto Rico Highway & Transportation Authority, MBIA, 5.5s, 2015	500	525,190
Southeastern Pennsylvania Transportation Authority, Special Rev., FGIC, 5.25s, 2013	1,000	1,001,880
Southeastern Pennsylvania Transportation Authority, Special Rev., FGIC, 5.375s, 2017	500	492,120
		$ 2,549,565
Universities – 2.7%		
Pennsylvania Higher Education Facilities (Marywood University), MBIA, 5.5s, 2018	$ 300	$ 297,591
Pennsylvania Higher Education Facilities (Temple University), MBIA, 5.25s, 2014	500	496,510
Pennsylvania Higher Education Facilities (Thomas Jefferson University), AMBAC, 5s, 2019	500	464,790
		$ 1,258,891
Water and Sewer Utility Revenue – 4.2%		
Philadelphia, PA, Water Rev., MBIA, 6.25s, 2012	$ 550	$ 607,491
Philadelphia, PA, Water Rev., FSA, 5.75s, 2013	300	306,648
Philadelphia, PA, Water Rev., MBIA, 5.5s, 2014	1,000	1,011,140
		$ 1,925,279
Other – 10.2%		
Lehigh County, PA, General Purpose Authority (Kidspeace Obligation Group), 6s, 2018	$ 250	$ 227,277
Pennsylvania Convention Center Rev., 6.75s, 2019	250	258,820
Pennsylvania Finance Authority Rev., 6.6s, 2009	900	957,591
Pennsylvania Industrial Development Authority, AMBAC, 7s, 2007	300	333,975
Pennsylvania Industrial Development Authority, AMBAC, 5.8s, 2009	400	423,916
Philadelphia, PA, Industrial Development Authority, MBIA, 5.35s, 2012	500	506,745
Pittsburgh & Allegheny County, PA, Public Auditorium Hotel Room, AMBAC, 5.25s, 2013	1,000	1,001,720
Pittsburgh, PA, FGIC, 5.75s, 2020	500	504,550
Pittsburgh, PA, Public Parking Authority Rev., AMBAC, 6s, 2020	500	519,390
		$ 4,733,984
Total Municipal Bonds (Identified Cost, $42,631,543)		$43,162,756

Floating Rate Demand Notes – 4.9%

Issuer	Principal Amount (000 Omitted)	Value
Gulf Breeze, FL, due 10/04/00	$100	$ 100,000
Jacksonville, FL, Pollution Control Rev. (Power & Light), due 10/02/00	400	400,000
Massachusetts Water Resources Authority, due 10/04/00	100	100,000
New Castle, PA, Area Hospital Authority (Jameson Memorial Hospital), due 10/04/00	700	700,000
New York City, NY, due 10/02/00	100	100,000
Pinellas County, FL, Health Facility Authority, due 10/02/00	300	300,000
Sevier County, TN, Public Building Authority, due 10/05/00	550	550,000
Total Floating Rate Demand Notes, at Identified Cost		$ 2,250,000
Total Investments (Identified Cost, $44,881,543)		$45,412,756
Other Assets, Less Liabilities – 1.6%		760,628
Net assets – 100.0%		$46,173,384

See portfolio footnotes and notes to financial statements.

MFS SOUTH CAROLINA MUNICIPAL BOND FUND

Municipal Bonds – 99.8%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 9.1%		
Anderson County, SC, School District, 5.5s, 2018	$1,465	$ 1,461,455
Beaufort County, SC, School District, 5.625s, 2018	2,000	2,012,700
Berkeley County, SC, School District, 5s, 2020	2,000	1,858,460
Commonwealth of Puerto Rico, RITES, MBIA, 7.939s, 2020 †‡‡	2,000	2,113,500
Georgetown County, SC, School District, 5.25s, 2018	1,500	1,456,380
Puerto Rico Municipal Finance Agency, RITES,FSA, 8.42s, 2016 †‡‡	850	959,582
Richland County, SC, School District No. 1, 5s, 2016	1,975	1,876,625
State of South Carolina, "A", 4.6s, 2016	1,850	1,656,286
		$13,394,988
State and Local Appropriation – 6.9%		
Berkeley County, SC, School District (Berkeley School Facilities Group, Inc.), AMBAC, 5s, 2016 ###	$ 500	$ 472,060
Greenville County, SC (University Center), AMBAC, 5.25s, 2019	1,000	963,210
Greenville, SC, Memorial Auditorium District, Public Facilities Corp. (Bi-Lo Center), AMBAC, 4.75s, 2014	1,210	1,131,677
Hilton Head Island, SC, Public Finance Corp., Certificates of Participation, AMBAC, 5.75s, 2014	1,750	1,801,520
North Charleston, SC (Coliseum & Convention), MBIA, 5.125s, 2015	3,000	2,927,370
Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2013 †‡‡	1,375	1,519,017
Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2019 †‡‡	1,300	1,339,676
		$10,154,530
Refunded and Special Obligations – 14.3%		
Berkeley County, SC, School District, AMBAC, 6.3s, 2004	$1,800	$ 1,923,588
Calhoun, SC, Solid Waste Disposal Rev. (Eastman Kodak), 6.75s, 2017	1,000	1,136,440
Coastal Carolina University, SC, MBIA, 6.875s, 2004	1,000	1,094,070
Columbia, SC, Waterworks & Sewer Systems Rev., 0s, 2004	1,500	1,285,800
Commonwealth of Puerto Rico, Public Improvement, 6.8s, 2002	425	449,489
Myrtle Beach, SC, Public Finance Corp., Certificates of Participation (Convention Center), 6.875s, 2002	2,500	2,644,425
Puerto Rico Aqueduct & Sewer Authority Rev., 9s, 2005	750	863,887
Puerto Rico Highway & Transportation Authority Rev., 6.625s, 2002	300	316,413
Richland County, SC, Certificates of Participation, FGIC, 0s, 2005	1,160	942,860
Richland County, SC, Certificates of Participation, FGIC, 0s, 2006	1,160	896,413
South Carolina Jobs Economic Development Authority (Carolina Hospital System), 7.55s, 2002	2,000	2,146,980
South Carolina Public Service Authority (Santee Cooper), 6.625s, 2002	2,000	2,109,000
Spartanburg, SC, Waterworks Rev., FGIC, 6.05s, 2006	2,750	2,939,420

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – continued		
Williamsburg County, SC, School District Public Facilities Corp., Certificates of Participation, 7.5s, 2003	$2,010	$ 2,184,669
		$20,933,454
Airport and Port Revenue – 2.8%		
Horry County, SC, "A", FSA, 5.7s, 2027	$2,250	$ 2,204,595
Richland Lexington, SC, Airport Rev. (Columbia Airport), AMBAC, 5.7s, 2026	1,000	988,090
South Carolina Ports Authority Rev., FSA, 5s, 2016	1,000	928,270
		$ 4,120,955
Electric and Gas Utility Revenue – 10.8%		
Camden, SC, Public Utility Rev., Refunding & Improvement, MBIA, 5.5s, 2017	$1,500	$ 1,505,055
Colleton & Dorchester Counties, SC, Pollution Control Rev., 6.6s, 2014	3,000	3,156,780
Fairfield County, SC, Pollution Control Rev. (South Carolina Electric Co.), 6.5s, 2014	1,250	1,316,375
Piedmont, SC, Municipal Power Agency, FGIC, 6.25s, 2021	4,600	4,982,352
Puerto Rico Electric Power Authority, RITES, FSA, 6.92s, 2015 †‡‡	1,000	1,011,980
South Carolina Public Service Authority, FGIC, 5.875s, 2023	500	506,230
South Carolina Public Service Authority, "B", AMBAC, 5.5s, 2023	1,000	983,530
South Carolina Public Service Authority (South Carolina Electric & Gas), MBIA, 5s, 2019	2,600	2,419,664
		$15,881,966
Health Care Revenue – 8.1%		
Greenville County SC, Hospital Rev., 1st Mortgage Facilities (Chestnut Hill), 8s, 2015	$1,825	$ 912,500
Greenville, SC, Hospital System, Hospital Facilities Rev., 6s, 2020	3,400	3,418,666
Greenville, SC, Hospital System, Hospital Facilities Rev., "A", 5.25s, 2017	2,785	2,576,988
Horry County, SC, Hospital Facilities Rev. (Conway Hospital), 6.75s, 2012	3,920	4,036,542
Puerto Rico Industrial Tourist Educational, Medical & Environmental Control Facilities (San Lucas & Cristo), 5.75s, 2019	1,000	871,810
		$11,816,506
Industrial Revenue (Corporate Guarantee) – 8.9%		
Charleston County, SC, Industrial Rev. (Zeigler Coal Holdings), 6.95s, 2028	$ 600	$ 330,000
Chester County, SC, Industrial Development Rev. (Springs Industries, Inc), 7.35s, 2014	1,000	1,034,410
Chester County, SC, Industrial Development Rev. (Springs Industries, Inc.), 7.8s, 2014	1,025	1,050,481
Darlington County, SC, Industrial Development Rev. (Nucor Corp.), 5.75s, 2023	2,000	1,969,800
Darlington County, SC, Industrial Development Rev. (Sonoco Products Co.), 6.125s, 2025	1,500	1,478,250
Florence County, SC, Industrial Development Rev. (Stone Container Corp.), 7.375s, 2007	695	698,607
Greenville County, SC, Industrial Development Rev. (Kroger Co.), 7.85s, 2015	500	529,670
Lexington County, SC, Industrial Rev. (J. B. White & Co.), 8s, 2005	380	388,497

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Industrial Revenue (Corporate Guarantee) – continued		
Richland County, SC, Pollution Control Rev. (Union Camp Corp.), 6.55s, 2020	$1,800	$ 1,811,340
Richland County, SC, Pollution Control Rev. (Union Camp Corp.), 6.75s, 2022	2,000	2,021,920
York City, SC, Industrial Development Rev. (Hoechst Celanese), 5.7s, 2024	2,000	1,774,300
		$13,087,275
Insured Health Care Revenue – 7.9%		
Charleston County, SC, (Care Alliance Health Services), FSA, 5s, 2019	$1,000	$ 908,120
Charleston County, SC, Hospital Facilities Rev. (Medical Society Health), MBIA, 5s, 2022	2,450	2,196,695
Lexington County, SC, Hospital Rev., FSA, 5.125s, 2021	1,500	1,379,220
South Carolina Jobs & Economic Development Authority, Hospital Facilities Rev. (Anderson Area Medical Center), MBIA, 5.25s, 2015	1,750	1,697,937
South Carolina Jobs & Economic Development Authority, Hospital Facilities Rev. (Anderson Area Medical Center), FSA, 5.3s, 2015	1,000	983,890
South Carolina Jobs & Economic Development Authority, Hospital Facilities Rev. (Georgetown Memorial Hospital), AMBAC, 6s, 2014	1,000	1,047,470
Spartanburg County, SC, Health Service Rev., AMBAC, 5.3s, 2025	1,000	937,450
Spartanburg County, SC, Hospital Facilities Rev. (Health Services District, Inc.), AMBAC, 5.3s, 2020	2,500	2,371,450
		$11,522,232
Multi-Family Housing Revenue – 2.9%		
South Carolina Housing, Finance & Development Authority (Fairway Apartments), FHA, 7.625s, 2033	$1,875	$ 1,921,050
South Carolina Housing, Finance & Development Authority (Hunting Ridge Apartments), 6.75s, 2025	1,000	1,033,920
South Carolina Housing, Finance & Development Authority (Runaway Bay Apartments), 6.125s, 2015	1,300	1,334,294
		$ 4,289,264
Single Family Housing Revenue – 1.0%		
South Carolina Housing Finance & Development Authority Rev., FSA, 6s, 2020	$1,500	$ 1,527,885
Solid Waste Revenue – 1.4%		
Orangeburg County, SC, Solid Waste Disposal Facilities Rev., AMBAC, 5.7s, 2024	$2,000	$ 1,981,880
Universities – 3.0%		
Clemson University, SC, Rev., AMBAC, 6.25s, 2015	$1,250	$ 1,336,650
Greenville County, SC (Greenville Technical College), AMBAC, 5s, 2017	1,000	933,380
University of South Carolina, University Rev., MBIA, 5.75s, 2026	515	516,571
University South Carolina, University Rev., "A", FGIC, 5.625s, 2020	1,555	1,556,944
		$ 4,343,545

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Water and Sewer Utility Revenue – 16.6%		
Charleston County, SC, Waterworks & Sewer Rev., 6s, 2012	$2,000	$ 2,064,160
Charleston, SC, Waterworks & Sewer Rev., 6s, 2018	1,500	1,520,505
Charleston, SC, Waterworks & Sewer Rev., MBIA, 5s, 2022	1,000	905,070
Columbia, SC, Waterworks & Sewer Systems Rev., 0s, 2005	2,245	1,816,564
Columbia, SC, Waterworks & Sewer Systems Rev., 0s, 2006	9,330	7,172,064
Columbia, SC, Waterworks & Sewer Systems Rev., 6s, 2015	2,000	2,099,280
Greenville, SC, Waterworks Rev., 5.5s, 2022	1,000	978,990
Myrtle Beach, SC, Water & Sewer Rev., MBIA, 5.5s, 2013	1,000	1,011,560
South Carolina Water Resources Authority Rev. (Local Government Program), 7.25s, 2020	1,825	1,866,282
Western Carolina Regional Sewer Authority Rev., AMBAC, 0s, 2007	4,000	2,909,840
York County, SC, Water & Sewer Rev., 6.5s, 2025	2,000	1,999,880
		$ 24,344,195
Other – 6.1%		
Commonwealth of Puerto Rico Infrastructure Finance Authority, 5.5s, 2018	$4,000	$ 4,067,640
Commonwealth of Puerto Rico Infrastructure Finance Authority, 5.5s, 2019	3,500	3,544,625
North Charleston, SC, Municipal Golf Course Mortgage Rev., 5s, 2009	500	478,150
North Charleston, SC, Municipal Golf Course Mortgage Rev., 5.5s, 2019	1,000	902,580
		$ 8,992,995
Total Municipal Bonds (Identified Cost, $142,414,388)		$146,391,670

Floating Rate Demand Note – 0.8%

Sevier County, TN, Public Building Authority, due 10/05/00, *at Identified Cost*	$1,125	$ 1,125,000
Total Investments (Identified Cost, $143,539,388)		$147,516,670
Other Assets, Less Liabilities – (0.6%)		(871,441)
Net assets – 100.0%		$146,645,229

See portfolio footnotes and notes to financial statements.

Portfolio of Investments (Unaudited) – continued

MFS TENNESSEE MUNICIPAL BOND FUND

Municipal Bonds – 98.3%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 18.2%		
Commonwealth of Puerto Rico, 5.375s, 2025	$1,640	$ 1,582,321
Commonwealth of Puerto Rico, 5.4s, 2025	3,000	2,904,450
Fayette County, TN, AMBAC, 5.6s, 2019	1,215	1,216,264
Gibson County, TN, MBIA, 5.75s, 2016	645	662,944
Giles County, TN, FGIC, 5.75s, 2020	1,980	2,008,750
Johnson City, TN, FGIC, 0s, 2012	1,690	908,933
Knoxville, TN, 5.25s, 2015	1,000	982,710
Knoxville, TN, Public Improvement, “A”, 5.5s, 2017	645	642,775
Lincoln County, TN, FGIC, 5.8s, 2019	1,000	1,018,200
Lincoln County, TN, FGIC, 5.8s, 2020	1,000	1,016,840
Roane County, TN, FGIC, 5.6s, 2019	915	918,852
Roane County, TN, FGIC, 5.6s, 2020	975	977,915
Rutherford County, TN, 0s, 2015	1,500	657,870
Rutherford County, TN, School District, 5.875s, 2019	2,000	2,056,840
Rutherford County, TN, School District, 5.875s, 2020	1,100	1,130,448
Shelby County, TN, 0s, 2013	2,560	1,248,870
Williamson County, TN, Rural School, 6.125s, 2015	1,575	1,669,421
		$21,604,403
State and Local Appropriation – 2.6%		
Gatlinburg, TN, Public Building Authority (Gatlinburg Convention Center), AMBAC, 6.9s, 2012	$1,000	$ 1,041,420
Puerto Rico Public Buildings Authority, 5.5s, 2021	1,000	1,003,590
Tennessee Local Development Authority Rev., 7s, 2021	1,000	1,047,040
		$ 3,092,050
Refunded and Special Obligations – 17.1%		
Franklin, TN, Industrial Development Rev. (Sussex Downs), FHA, 6.75s, 2004	$1,000	$ 1,097,670
Johnson City, TN, Health & Education Financing Authority (Johnson City Medical Center Hospital), MBIA, 5s, 2018	3,000	2,783,430
Knox County, TN, Industrial Development Board, 0s, 2016	5,575	2,173,748
Metropolitan Government of Nashville & Davidson County, TN, AMBAC, 6.075s, 2002	2,000	2,078,420
Mt. Juliet, TN, Public Building Authority (Madison), MBIA, 7.7s, 2004	1,100	1,299,254
Mt. Juliet, TN, Public Building Authority (Madison), MBIA, 7.8s, 2004	3,500	4,144,700
Territory of Virgin Islands, 7.75s, 2001	270	279,045
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2002	1,315	1,189,036
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2003	1,045	899,891
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2004	1,920	1,574,381
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2006	1,920	1,423,335
West Knox Utility District, TN, Water & Sewer Rev., MBIA, 0s, 2007	1,920	1,350,144
		$20,293,054
Airport and Port Revenue – 0.8%		
Memphis-Shelby County, TN, Airport Authority (North West Link & Parent Co.), 6.125s, 2016	$1,000	$ 958,290

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Electric and Gas Utility Revenue – 6.6%		
Harpeth Valley, TN, Utilities Improvement, MBIA, 4.75s, 2013	$1,000	$ 947,320
Jackson, TN, Electric Systems Rev., MBIA, 5s, 2018	1,000	926,240
Lawrenceburg, TN, Electric Rev., MBIA, 5.5s, 2026	1,255	1,221,291
Metropolitan Government of Nashville & Davidson County, TN, MBIA, 0s, 2012	3,305	1,773,826
Metropolitan Government of Nashville & Davidson County, TN, 5.125s, 2015	1,000	973,110
Tennessee Gas Rev. (Tennergy Corp.), MBIA, 5s, 2009	1,000	964,840
White House Utility District, TN, FSA, 6s, 2020	1,000	1,030,840
		$7,837,467
Health Care Revenue – 6.2%		
Cookeville, TN, Industrial Development Board, Hospital Rev. (Cookeville General), 5.75s, 2010	$2,000	$1,980,020
Knox County, TN, Health, Education & Housing Facilities Board (East Tennessee Children’s), 6.5s, 2012	1,000	1,012,220
Metropolitan Government of Nashville & Davidson County, TN, Health & Education Facility Board Rev. (Adventist Health System), 5.25s, 2020	1,000	831,630
Puerto Rico Industrial Tourist Educational, Medical & Environmental Control Facilities (San Lucas & Cristo), 5.75s, 2019	1,000	871,810
Shelby County, TN, Health Educational & Housing (St. Judes Childrens Research), 5.5s, 2020	1,750	1,658,580
Springfield, TN, Health & Higher Educational Facilities (Northcrest Medical Center), 5.25s, 2013	1,290	1,076,363
		$7,430,623
Industrial Revenue (Corporate Guarantee) – 7.3%		
Bristol, TN, Industrial Development Authority (Kmart Corp.), 7.5s, 2008	$1,105	$1,173,676
Hardeman County, TN (Correctional Facilities Corp.), 7.375s, 2017	500	510,870
Hardeman County, TN (Correctional Facilities Corp.), 7.75s, 2017	1,000	1,049,470
Humphreys County, TN, Certificates of Participation (DuPont), 6.7s, 2024	1,750	1,863,085
Knox County, TN, Industrial Development Board (Kroger Co.), 8.1s, 2003	2,000	2,084,440
McMinn County, TN, Industrial Development Board, Pollution Control Rev. (Bowater), 7.625s, 2016	1,000	1,025,790
Memphis-Shelby County, TN, Airport Authority (Federal Express Corp.), 6.2s, 2014	1,000	1,001,860
		$8,709,191
Insured Health Care Revenue – 9.8%		
Bristol, TN, Health & Educational Facilities Board (Bristol Memorial), FGIC, 5.45s, 2021	$2,825	$2,698,892
Jackson, TN, Hospital Rev. (Jackson-Madison County General Hospital), AMBAC, 5s, 2018	1,000	916,750
Johnson City, TN, Health & Education Financing Authority (Johnson City Medical Center Hospital), MBIA, 5.25s, 2016	1,375	1,333,035
Knox County, TN, Health, Education & Housing Facilities Board (Fort Sanders), MBIA, 5.75s, 2014	3,250	3,383,542

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Insured Health Care Revenue – continued		
Metropolitan Government of Nashville & Davidson County, TN, Health & Education (Meharry Medical College), AMBAC, 5s, 2024	$3,750	$ 3,362,213
		$11,694,432
Multi-Family Housing Revenue – 5.4%		
Chattanooga, TN, Health, Educational & Housing Facilities Board Rev. (Rainbow Creek), GNMA, 6.125s, 2019	$ 500	$ 509,860
Franklin, TN, Industrial Development Rev. (Landings Apartments), FSA, 6s, 2026	1,000	1,010,100
Jackson, TN, Health, Education & Housing Facilities Board (Posthouse Apartments), FHA, 7.1s, 2028	1,610	1,679,745
Memphis, TN, Health Educational Housing, (Hickory Pointe Apts.), MBIA, 5.85s, 2020	1,000	1,007,500
Metropolitan Government of Nashville & Davidson County, TN, Health & Education Facility Board Rev. (Herman Street), FHA, 7.25s, 2032	495	517,577
Metropolitan Government of Nashville & Davidson County, TN, Industrial Development Board, FHA, 6.95s, 2026	1,000	1,045,310
Metropolitan Government of Nashville & Davidson County, TN, Industrial Development Board, FHA, 7.5s, 2029	695	709,873
		$ 6,479,965
Sales and Excise Tax Revenue – 0.6%		
Territory of Virgin Islands, Public Finance Authority, 5.875s, 2018	$ 730	$ 683,302
Single Family Housing Revenue – 7.5%		
Shelby County, TN, Single Family Mortgage Rev., FHA, 0s, 2015	$3,185	$ 743,443
Tennessee Housing Development Agency, 5.45s, 2014	2,535	2,525,062
Tennessee Housing Development Agency, 0s, 2016	5,000	1,989,750
Tennessee Housing Development Agency, 7.4s, 2016	950	953,800
Tennessee Housing Development Agency, 6s, 2020	1,500	1,511,475
Tennessee Housing Development Agency, MBIA, 6.125s, 2020	1,000	1,016,810
Tennessee Housing Development Agency, 7.125s, 2026	185	188,554
		$ 8,928,894
Universities – 3.6%		
Metropolitan Government of Nashville & Davidson County, TN, Health, Educational & Housing Facilities Board (McKendree Village, Inc.), 5.125s, 2020	$1,000	$ 933,340
Metropolitan Government of Nashville & Davidson County, TN, Health, Educational & Housing Facilities Board (Vanderbilt University), 5.25s, 2012	500	504,920
Metropolitan Government of Nashville & Davidson County, TN, Health, Educational & Housing Facilities Board (Vanderbilt University), 5.3s, 2013	1,875	1,886,850

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Universities – continued		
Metropolitan Government of Nashville & Davidson County, TN, Health, Educational & Housing Facilities Board (Vanderbilt University), 5.375s, 2014	$1,000	$ 1,005,940
		$ 4,331,050
Water and Sewer Utility Revenue – 12.6%		
Clarksville, TN, Water, Sewer & Gas, MBIA, 5.25s, 2018	$1,000	$ 973,150
Hendersonville, TN, Water & Sewer Rev., FGIC, 5.5s, 2018	1,125	1,117,294
Madison, TN, Utility Waterworks, MBIA, 5s, 2019	2,750	2,549,855
Memphis, TN, San Sewage Systems Rev., 5.75s, 2016	625	640,337
Memphis, TN, San Sewage Systems Rev., 5.75s, 2018	1,145	1,166,011
Memphis, TN, San Sewage Systems Rev., 5.75s, 2020	750	758,130
Metropolitan Government of Nashville & Davidson County, TN, Water & Sewer Rev., FGIC, 5.2s, 2013	2,000	2,006,340
Metropolitan Government of Nashville & Davidson County, TN, Water & Sewer Rev., FGIC, 5.1s, 2016	2,565	2,466,863
Metropolitan Government of Nashville & Davidson County, TN, Water & Sewer Rev., AMBAC, 7.658s, 2022 ‡‡	1,000	1,070,770
Poplar Grove, TN, Utility District, Waterworks Rev., 6.375s, 2011	500	516,765
White House Utility District, TN, Robertson & Sumner Counties Waterworks, FGIC, 0s, 2014	3,590	1,725,462
		$ 14,990,977
Total Municipal Bonds (Identified Cost, $114,508,238)		$117,033,698

Floating Rate Demand Notes – 0.5%

Issuer	Principal Amount (000 Omitted)	Value
Pinellas County, FL, Health Facility Authority, due 10/2/00	$ 100	$ 100,000
Sevier County, TN, Public Building Authority, due 10/2/00	500	500,000
Total Floating Rate Demand Notes, at Identified Cost		$ 600,000
Total Investments (Identified Cost, $115,108,238)		$117,633,698
Other Assets, Less Liabilities – 1.2%		1,389,475
Net assets – 100.0%		$119,023,173

See portfolio footnotes and notes to financial statements.

MFS VIRGINIA MUNICIPAL BOND FUND

Municipal Bonds – 97.0%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 17.3%		
Alexandria, VA, Consolidated Public Improvement, 5.5s, 2018	$2,980	$ 2,988,761
Bristol, VA, MBIA, 5.3s, 2018	1,250	1,226,075
Chesapeake, VA, Public Improvement, 5.375s, 2013	3,500	3,537,800
Chesterfield County, VA, 6s, 2020	1,900	1,979,800
Culpeper County, VA, School, FSA, 6s, 2019	1,000	1,040,710
Fairfax County, VA, Public Improvement, 4.75s, 2016	1,210	1,105,880
Fairfax County, VA, Public Improvement, 4.75s, 2017	7,690	6,952,375
Fairfax County, VA, Redevelopment & Housing Authority, 5.5s, 2017	2,225	2,230,340
Hampton, VA, Public Improvement, 6s, 2018	3,280	3,440,720
Hampton, VA, Public Improvement, 6s, 2019	3,480	3,650,520
Lebanon, VA, 6.375s, 2011	1,625	1,722,955
Loudoun County, VA, Public Improvement, "B", 5.375s, 2016	2,650	2,649,550
Lynchburg, VA, Public Improvement, 5.6s, 2020	1,765	1,765,635
Newport News, VA, 5s, 2017	1,340	1,250,850
Newport News, VA, 5s, 2018	2,170	2,003,235
Norfolk, VA, Parking System Rev., MBIA, 5s, 2020	1,630	1,506,202
Puerto Rico Municipal Finance Agency, RITES, FSA, 8.42s, 2016 †‡‡	1,105	1,247,456
Puerto Rico Municipal Finance Agency, RITES, FSA, 7.42s, 2017 †‡‡	615	637,005
Richmond, VA, 0s, 2006	1,000	766,430
Richmond, VA, 0s, 2006	2,500	1,916,075
Richmond, VA, 0s, 2007	5,280	3,829,954
Richmond, VA, 0s, 2008	2,000	1,375,760
Richmond, VA, 0s, 2008	5,270	3,625,127
Richmond, VA, 0s, 2009	5,175	3,365,613
Suffolk, VA, Public Improvement, 5.5s, 2020	1,880	1,864,321
		$57,679,149
State and Local Appropriation – 8.2%		
Blue Ridge, VA, Regional Jail Authority, MBIA, 5.2s, 2021	$1,830	$ 1,741,849
Chesapeake, VA, Industrial Development Authority (Chesapeake Court House), MBIA, 6.25s, 2011	3,985	4,347,077
Chesapeake, VA, Industrial Development Authority (Chesapeake Court House), MBIA, 5.25s, 2017	2,000	1,968,980
Chesterfield County, VA, Industrial Development Authority, Public Facilities, 7.5s, 2008	1,720	1,796,316
Portsmouth, VA, Industrial Development Authority Rev., Hotel Conference Center & Parking, FSA, 5.125s, 2016	795	770,442
Puerto Rico Public Buildings Authority, 5.25s, 2021	3,075	2,925,340
Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2013 †‡‡	2,000	2,209,480
Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2016 †‡‡	500	530,910
Virginia Biotechnology Research Park (Biotech Two), 5.25s, 2018	8,800	8,520,424
Virginia Public Building Authority, MBIA, 0s, 2007	3,750	2,663,438
		$27,474,256
Refunded and Special Obligations – 8.4%		
Albemarle County, VA, Industrial Development Authority, Health Services Rev., 6.5s, 2002	$1,000	$ 1,055,600
Arlington County, VA, Industrial Development Authority (Arlington Hospital), 7.125s, 2001	1,000	1,044,090
Carroll County, VA, Solid Waste Authority Rev., 7.5s, 2001	2,265	2,371,296

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Refunded and Special Obligations – continued		
Hampton Roads, VA, Medical College General Rev., 6.875s, 2001	$ 1,500	$ 1,567,905
Henrico County, VA, Industrial Development Authority Rev., 6.5s, 2005	5,000	5,482,200
New Kent County, VA, Industrial Development Authority, Public Facilities, 7.5s, 2001	700	729,932
Newport News, VA, 6.5s, 2000	875	893,804
Portsmouth, VA, 6.375s, 2001	1,555	1,610,793
Puerto Rico Aqueduct & Sewer Authority Rev., 9s, 2005	4,150	4,780,177
Puerto Rico Aqueduct & Sewer Authority Rev., 10.25s, 2009	375	475,189
Richmond, VA, 6.5s, 2001	2,000	2,051,380
Virginia Beach, VA, Water & Sewer Rev., 6.625s, 2002	1,400	1,464,694
Virginia College Building Authority, Educational Facilities Rev. (Marymount), 7s, 2002	2,500	2,648,750
Virginia Public School Authority, 6.5s, 2004	1,875	2,031,394
		$28,207,204
Airport and Port Revenue – 6.5%		
Metropolitan Washington, DC, Airport Rev., 5.5s, 2016	$ 2,465	$ 2,438,649
Metropolitan Washington, DC, Airport Rev., MBIA, 5s, 2018	2,000	1,842,740
Metropolitan Washington, DC, Airport Rev., 5.75s, 2020	11,000	10,993,840
Peninsula Airport Commission, VA, 7.3s, 2021	2,400	2,484,648
Puerto Rico Ports Authority (American Airlines), 6.3s, 2023	2,000	2,015,640
Puerto Rico Ports Authority (American Airlines), 6.25s, 2026	1,750	1,762,390
		$21,537,907
Electric and Gas Utility Revenue – 4.9%		
Guam Power Authority Rev., RITES, AMBAC, 6.236s, 2015 †‡‡	$ 1,010	$ 1,017,636
Halifax County, VA, Industrial Authority Rev. (Old Dominion Electric), 6s, 2022	5,000	4,944,700
Pittsylvania County, VA, Industrial Development Authority Rev., 7.5s, 2014	2,000	2,070,000
Puerto Rico Electric Power Authority, 6s, 2015	3,000	3,124,050
Puerto Rico Electric Power Authority Power, RITES, FSA, 7.939s, 2017 †‡‡	2,500	2,719,500
Puerto Rico Electric Power Authority Power, RITES, FSA, 7.689s, 2019 †‡‡	1,270	1,320,051
Puerto Rico Electric Power Authority Power, RITES, FSA, 7.039s, 2020 †‡‡	1,250	1,199,987
		$16,395,924
Health Care Revenue – 3.8%		
Lynchburg, VA, Industrial Development Authority, 5.2s, 2018	$ 1,000	$ 916,730
Martinsville, VA, Industrial Development Authority (Beverley Enterprises), 6.75s, 2004	895	889,559
Peninsula Ports, VA, Health Care Rev. (Riverside Health System), 6.625s, 2010	1,500	1,581,225
Peninsula Ports, VA, Health Care Rev. (Riverside Health System), 5s, 2018	3,580	3,202,274
Virginia Beach, VA, Development Authority (Beverly Enterprises), 10s, 2010	1,150	1,188,881
Virginia Beach, VA, Development Authority (Sentara Health System), 5.25s, 2014	1,740	1,691,663

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – continued		
Virginia Beach, VA, Development Authority (Sentara Health System), 4.75s, 2018	$ 3,750	$ 3,270,600
		$12,740,932
Industrial Revenue (Corporate Guarantee) – 6.9%		
Bedford County, VA, Industrial Development Authority Rev. (Georgia Pacific Corp.), 5.6s, 2025	$ 6,000	$ 5,313,420
Isle Wight County, VA, Industrial Development (Union Camp), 6.55s, 2024	8,000	8,116,000
Isle Wight County, VA, Industrial Development (Union Camp), 6.1s, 2027	3,500	3,454,605
Loudoun, VA, Industrial Development Authority Rev. (Dulles Airport Marriott Hotel), 7.125s, 2015	2,000	1,999,940
Lynchburg, VA, Industrial Development Authority (Kroger Co.), 7.9s, 2011	1,000	1,041,920
Virginia Peninsula Ports Authority Rev. (Zeigler Coal), 6.9s, 2022	1,500	825,000
West Point, VA, Industrial Development Authority, Solid Waste Disposal Rev. (Chesapeake Corp.), 6.375s, 2019	2,600	2,411,344
		$23,162,229
Insured Health Care Revenue – 10.5%		
Albemarle County, VA, Industrial Development Authority, First Mortgage Rev., FHA, 8.9s, 2026	$ 2,150	$ 2,227,142
Danville, VA, Industrial Development Authority, Hospital Rev. (Danville Regional Medical Center), AMBAC, 5.2s, 2018	2,500	2,425,775
Fredericksburg, VA, Industrial Development (Medicorp Health Systems), AMBAC, 5.25s, 2023	11,000	10,426,460
Front Royal-Warren County, VA, Industrial Development Authority, 9.45s, 2024	1,000	1,054,140
Henrico County, VA, Industrial Development Authority Rev. (Bon Secours Health), MBIA, 6.25s, 2020	1,500	1,617,750
Medical College of Virginia, Hospital Authority Rev., MBIA, 5.125s, 2018	3,000	2,863,020
Peninsula Ports Authority, VA (Whittaker Memorial), FHA, 8.7s, 2023,	2,100	2,516,976
Roanoke, VA, Industrial Development Authority, Hospital Rev. (Roanoke Memorial), MBIA, 6.125s, 2017	6,000	6,426,060
Winchester, VA, Industrial Development Authority, AMBAC, 8.384s, 2014 ‡‡	4,900	5,541,018
		$35,098,341
Multi-Family Housing Revenue – 4.5%		
Alexandria, VA, Redevelopment & Housing Finance Authority (Jefferson Village Apartments), 9s, 2018	$ 4,000	$ 4,096,680
Norfolk, VA, Redevelopment & Housing Authority (Dockside Apartments), FHA, 7.375s, 2028	2,000	2,067,840
Virginia Housing Development Authority, 6.5s, 2013	2,300	2,412,401
Virginia Housing Development Authority, 5.1s, 2015	1,550	1,504,957
Virginia Housing Development Authority, 5.95s, 2016	1,905	1,962,322
Virginia Housing Development Authority, 5.625s, 2020	2,000	1,942,760
Virginia Housing Development Authority, 6.6s, 2022	965	988,092
		$14,975,052

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Sales and Excise Tax Revenue – 0.3%		
Virgin Islands Public Finance Authority, 5.625s, 2025	$ 1,000	$ 917,320
Single Family Housing Revenue – 9.4%		
Virginia Housing Development Authority, 6.85s, 2019 ‡‡	$ 7,500	$ 7,499,925
Virginia Housing Development Authority, 6.2s, 2021	15,000	15,111,750
Virginia Housing Development Authority, 6.3s, 2025	8,500	8,624,610
		$31,236,285
Turnpike Revenue – 4.1%		
Chesapeake Bay, VA, Bridge & Tunnel Authority, FGIC, 0s, 2005	$ 4,535	$ 3,595,847
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2012	1,500	661,245
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2013	1,500	613,320
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2014	1,500	568,305
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2015	1,500	526,080
Pocahontas Parkway Assn., VA, Toll Road Rev., 0s, 2016	1,500	486,495
Virginia Transportation Board, Transportation Contract Rev., 6.5s, 2018	3,500	3,639,055
Virginia Transportation Board, US Route 58, 5.125s, 2021	4,000	3,731,680
		$13,822,027
Universities – 3.3%		
Hampton Roads, VA, Medical College General Rev., 6.875s, 2016	$ 2,000	$ 2,070,780
Loudoun County, VA, Industrial Development Authority (George Washington University), 6.25s, 2012	2,710	2,810,053
Virginia College Building Authority, Educational Facilities Rev. (Hampden Syndey College), 5s, 2016	1,730	1,647,393
Virginia College Building Authority, Educational Facilities Rev. (Hampton University), 5s, 2018	1,655	1,519,240
Virginia College Building Authority, Educational Facilities Rev. (Hampton University), 6s, 2020	1,000	1,028,890
Virginia College Building Authority, VA (21 St. Century College Program), 6s, 2018	2,000	2,092,500
		$11,168,856
Water and Sewer Utility Revenue – 3.3%		
Hanover County, VA, Water & Sewer Systems, MBIA, 5.25s, 2026	$ 2,000	$ 1,908,400
Prince William County, VA, Water & Sewer Systems Rev., FGIC, 5.5s, 2019	2,000	1,990,360
Virgina Beach, VA, Water Rev., 6s, 2020	1,000	1,037,270
Virginia Resources Authority, 6s, 2017	2,750	2,887,857
Virginia Resources Authority, MBIA, 5.5s, 2019	1,600	1,592,400
Virginia Resources Authority, MBIA, 5.5s, 2020	1,690	1,675,804
		$11,092,091
Other – 5.6%		
Danville, VA, Industrial Development Authority, Industrial Development Rev. (Piedmont Mall), 8s, 2013	$ 2,780	$ 2,846,025
Fairfax County, VA, Economic Development Authority, Parking Rev. (Vienna II Metrorail), 6s, 2016	1,650	1,737,005

Portfolio of Investments (Unaudited) – continued

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Other – continued		
Fairfax County, VA, Economic Development Authority, Parking Rev. (Vienna II Metrorail), 6s, 2017	$1,750	$ 1,843,765
Greater Richmond Convertible Center Authority, Hotel Tax Rev. (Convention Center Expansion), 6.125s, 2020	3,500	3,624,040
New River Valley, VA, Regional Jail Authority, MBIA, 5.125s, 2019	6,405	6,101,595
Pamunkey, VA, Regional Jail Authority, MBIA, 5.75s, 2018	2,500	2,540,325
		$ 18,692,755
Total Municipal Bonds (Identified Cost, $320,492,910)		$324,200,328

Floating Rate Demand Note – 0.7%

Issuer	Principal Amount (000 Omitted)	Value
Sevier County, TN, Public Building Authority, due 10/2/00, *at Identified Cost*	$2,500	$ 2,500,000
Total Investments (Identified Cost, $322,992,910)		$326,700,328
Other Assets, Less Liabilities – 2.3%		7,583,885
Net assets – 100.0%		$334,284,213

See portfolio footnotes and notes to financial statements.

MFS WEST VIRGINIA MUNICIPAL BOND FUND

Municipal Bonds – 98.3%

Issuer	Principal Amount (000 Omitted)	Value
General Obligation – 20.0%		
Charleston, WV, Public Improvement, 7.2s, 2009	$1,140	$ 1,319,322
Commonwealth of Puerto Rico, RITES, MBIA, 7.743s, 2019 †‡‡	3,000	3,211,770
Jefferson County, WV, Board of Education, FGIC, 6.85s, 2009	1,680	1,909,690
Puerto Rico Municipal Finance Agency, RITES, FSA, 7.223s, 2017 †‡‡	900	932,202
State of West Virginia, FGIC, 5.5s, 2017	2,565	2,517,111
State of West Virginia, FGIC, 5.625s, 2019	2,000	1,999,720
State of West Virginia, FGIC, 5s, 2021	4,000	3,622,000
State of West Virginia, FGIC, 5.25s, 2026	8,000	7,422,080
West Virginia Water Development Authority, FSA, 6.2s, 2024	3,000	3,083,040
		$26,016,935
State and Local Appropriation – 9.0%		
Huntington, WV, Municipal Development Authority Rev., MBIA, 5.1s, 2018	$1,740	$ 1,631,581
Puerto Rico Public Buildings Authority, 5.25s, 2021	3,115	2,963,393
West Virginia Building Commission, RITES, AMBAC, 6.088s, 2018 †‡‡	5,770	5,689,451
West Virginia School Building Authority, Refunding Capital Improvement, "B", FSA, 5.25s, 2021	1,550	1,469,105
		$11,753,530
Refunded and Special Obligations – 11.3%		
Kanawha County, WV, Building Commission (St. Francis Hospital), 7.5s, 2007	$ 195	$ 214,050
Monongalia County, WV, Board of Education, MBIA, 7s, 2005	500	547,770
West Virginia Building Commission, Lease Rev. (West Virginia Regional Jail), MBIA, 0s, 2007	3,150	2,260,944
West Virginia Building Commission, Lease Rev. (West Virginia Regional Jail), MBIA, 0s, 2008	3,050	2,074,671
West Virginia Building Commission, Lease Rev. (West Virginia Regional Jail), MBIA, 0s, 2009	2,500	1,609,700
West Virginia Hospital Finance Authority (Charleston Area Medical Center), 6.5s, 2023	2,000	2,215,740
West Virginia Parkways, Economic Development & Tourism Authority, FGIC, 0s, 2005	2,250	1,791,000
West Virginia Parkways, Economic Development & Tourism Authority, FGIC, 0s, 2006	2,500	1,891,225
West Virginia Parkways, Economic Development & Tourism Authority, FGIC, 0s, 2007	2,000	1,435,520
West Virginia Parkways, Economic Development & Tourism Authority, FGIC, 0s, 2008	610	414,934
West Virginia Water Development Authority, 7.1s, 2009	220	242,284
		$14,697,838
Electric and Gas Utility Revenue – 12.4%		
Marshall County, WV, Pollution Control Rev. (Ohio Power Co.), 6.85s, 2022	$2,000	$ 2,065,460
Marshall County, WV, Pollution Control Rev. (Ohio Power Co.), MBIA, 6.85s, 2022	3,150	3,302,491
Mason County, WV, Pollution Control Rev. (Appalachian Power), MBIA, 6.6s, 2022	7,000	7,344,820
Putnam County, WV, Pollution Control Rev. (Applachian Power Co.), MBIA, 6.6s, 2019	3,200	3,349,920
		$16,062,691

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Health Care Revenue – 6.0%		
Berkeley County, WV, Building Commission, Hospital Rev. (City Hospital), 6.5s, 2022	$2,500	$ 2,419,575
Monongalia County, WV, Health Facilities Rev. (Beverly Enterprises, Inc.), 5.625s, 2003	210	206,159
Monongalia County, WV, Health Facilities Rev. (Beverly Enterprises, Inc.), 5.875s, 2007	500	476,940
Ohio County, WV, County Commission Health System (Ohio Valley Medical Center), 5.75s, 2013	750	652,785
West Virginia Hospital Finance Authority (Fairmont General Hospital), 6.625s, 2019	2,000	1,890,220
West Virginia Hospital Finance Authority (General Division Medical Building), 7.25s, 2014	2,000	2,105,020
		$ 7,750,699
Industrial Revenue (Corporate Guarantee) – 12.1%		
Braxton County, WV, Solid Waste Disposal (Weyerhaeuser Co.), 6.5s, 2025	$2,000	$ 2,013,920
Jackson County, WV, Pollution Control Rev. (Kaiser Aluminum & Chemical Corp.), 6.5s, 2008	2,085	2,073,574
Kanawha County, WV, Commercial Development Rev. (Kroger Co.), 8s, 2011	1,000	1,041,270
Kanawha County, WV, Commercial Development Rev. (May Department Stores Co.), 6.5s, 2003	3,000	3,109,710
Kanawha County, WV, Pollution Control Rev. (Union Carbide Corp.), 8s, 2020	2,000	2,045,740
Monongalia County, WV, Commercial Development Rev. (Kroger Co.), 7.7s, 2012	2,000	2,101,440
Putnam County, WV, Industrial Development Rev. (Rite Aid Corp.), 10.375s, 2002	590	592,519
South Charleston, WV, Pollution Control Rev. (Union Carbide Corp.), 7.625s, 2005	2,500	2,706,025
		$15,684,198
Insured Health Care Revenue – 8.1%		
Harrison County, WV, Building Commission Rev. (Maplewood Retirement), AMBAC, 5.25s, 2021	$2,625	$ 2,458,890
Monongalia County, WV, Building Commission, Health Rev. (Monongalia General Hospital), MBIA, 6.625s, 2011	1,000	1,025,680
Randolph County, WV, Community Health System Rev. (Davis Health System, Inc.), FSA, 5.2s, 2021	1,000	922,050
West Virginia Hospital Finance Authority (Cabell Huntington Hospital), AMBAC, 6.25s, 2019	5,000	5,141,400
West Virginia Hospital Finance Authority (West Virginia University Hospital), AMBAC, 5s, 2018	1,000	916,940
		$10,464,960
Multi-Family Housing Revenue – 1.0%		
Huntington, WV, Housing Corp., Multi-Family Rev., FNMA, 7.5s, 2024	$ 800	$ 824,808
Webster County, WV, Housing Development Rev. (Circlebrook), FHA, 6.35s, 2008	440	456,364
		$ 1,281,172
Sales and Excise Tax Revenue – 0.4%		
Virgin Islands Public Finance Authority, 5.625s, 2025	$ 500	$ 458,660
Single Family Housing Revenue – 3.3%		
Berkeley County, WV, Residential Mortgage Rev., 7.875s, 2012	$ 145	$ 147,923
Charles Town, WV, Residential Mortgage Rev., 6.2s, 2011	380	391,161

Municipal Bonds – continued

Issuer	Principal Amount (000 Omitted)	Value
Single Family Housing Revenue – continued		
Mason County, WV, 0s, 2014	$1,700	$ 608,770
West Virginia Housing Development Fund, 5.55s, 2014	910	920,046
West Virginia Housing Development Fund, 7.2s, 2020	1,295	1,342,928
West Virginia Housing Development Fund, 5.3s, 2023	1,000	912,660
		$ 4,323,488
Turnpike Revenue – 2.3%		
West Virginia Parkways Authority, FGIC, 5.831s, 2019	$3,000	$ 3,001,770
Universities – 4.9%		
West Virgina University Rev. (West Virginia Dormitory), AMBAC, 5s, 2022	$2,000	$ 1,834,140
West Virginia University Rev. (Marshall University), FGIC, 6s, 2020	2,705	2,777,927
West Virginia University Rev. (West Virgina University), MBIA, 5.5s, 2020	1,700	1,695,852
		$ 6,307,919
Water and Sewer Utility Revenue – 6.5%		
Beckley, WV, Industrial Development Rev. (Beckley Water Co.), 7s, 2017	$2,000	$ 2,088,680
Charleston, WV, Sewer Rev., MBIA, 6.5s, 2017	2,260	2,374,740
West Virginia Water Development Authority, FSA, 5s, 2018	1,270	1,169,315
West Virginia Water Development Authority, AMBAC, 6.25s, 2020	1,000	1,048,170
West Virginia Water Development Authority, FSA, 5.25s, 2035	2,000	1,819,420
		$ 8,500,325
Other – 1.0%		
West Virginia Economic Development, Auto Lease Rev. (Capitol Parking Garage), AMBAC, 5.8s, 2020	$1,260	$ 1,274,301
Total Municipal Bonds (Identified Cost, $123,882,434)		**$127,578,486**

Floating Rate Demand Notes – 1.4%

Issuer	Principal Amount (000 Omitted)	Value
Appling County, GA, Development Authority Pollution (Georgia Power Co.), due 10/02/00	$ 100	$ 100,000
Bartow County, GA, Development Authority Pollution Control Rev. (Georgia Power Co.), due 10/05/00	200	200,000
Putnam County, GA, Development Authority, Pollution Control Rev. (Georgia Power Co.), due 10/02/00	200	200,000
Sevier County, TN, Public Building Authority, due 10/05/00	1,000	1,000,000
St. Lucie County, FL, Pollution Control Rev. (Florida Power & Light Co.), due 10/05/00	350	350,000
Total Floating Rate Demand Notes, at Identified Cost		$ 1,850,000
Total Investments (Identified Cost, $125,732,434)		$129,428,486
Other Assets, Less Liabilities – 0.3%		432,949
Net assets – 100.0%		$129,861,435

See portfolio footnotes and notes to financial statements.

Portfolio Footnotes:
‡‡Inverse floating rate security.
†Restricted security.
###Security segregated as collateral for an open futures contract.

Financial Statements

Statements of Assets and Liabilities (Unaudited)

September 30, 2000	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund
Assets:				
Investments –				
Identified cost	$70,220,482	$114,906,980	$350,965,489	$44,881,543
Unrealized appreciation	1,723,728	4,973,345	8,031,137	531,213
Total, at value	$71,944,210	$119,880,325	$358,996,626	$45,412,756
Cash	73,370	22,189	15,352	76,907
Receivable for daily variation margin on open future contracts	2,344	1,875	2,344	281
Receivable for investments sold	430,113	2,037,534	2,939,149	241,117
Receivable for fund shares sold	84,135	245,613	260,014	328,844
Interest receivable	1,264,445	1,987,879	6,221,994	698,165
Other assets	504	969	2,823	451
Total assets	$73,799,121	$124,176,384	$368,438,302	$46,758,521
Liabilities:				
Distributions payable	$ 170,740	$ 217,021	$ 646,697	$ 83,909
Payable for investments purchased	—	2,710,722	3,156,741	494,867
Payable for fund shares reacquired	500	47,525	263,853	1,231
Payable to affiliates –				
Management fee	1,411	2,328	6,985	884
Shareholder servicing agent fee	403	665	1,996	—
Distribution and service fee	1,205	2,532	9,279	4,246
Administrative fee	71	116	349	—
Accrued expenses and other liabilities	61,642	80,168	96,740	—
Total liabilities	$ 235,972	$ 3,061,077	$ 4,182,640	$ 585,137
Net assets	$73,563,149	$121,115,307	$364,255,662	$46,173,384
Net assets consist of:				
Paid-in capital	$74,274,173	$117,086,642	$359,024,899	$47,286,884
Unrealized appreciation on investments	1,691,697	4,948,970	8,002,232	527,744
Accumulated net realized loss on investments	(2,554,713)	(872,689)	(2,400,164)	(1,684,915)
Accumulated undistributed (distributions in excess of) net investment income	151,992	(47,616)	(371,305)	43,671
Total	$73,563,149	$121,115,307	$364,255,662	$46,173,384
Shares of beneficial interest outstanding:				
Class A	6,656,342	9,365,129	26,157,348	2,929,244
Class B	1,095,651	1,981,767	4,213,506	1,944,598
Class C	—	—	1,416,633	—
Total shares of beneficial interest outstanding	7,751,993	11,346,896	31,787,487	4,873,842
Net assets:				
Class A	$63,156,231	$ 99,970,905	$299,766,955	$27,723,030
Class B	10,406,918	21,144,402	48,264,205	18,450,354
Class C	—	—	16,224,502	—
Total net assets	$73,563,149	$121,115,307	$364,255,662	$46,173,384
Class A shares:				
Net asset value per share (net assets ÷ shares of beneficial interest outstanding)	$9.49	$10.67	$11.46	$9.46
Offering price per share (100 ÷ 95.25 of net asset value per share)	$9.96	$11.20	$12.03	$9.93
Class B shares:				
Net asset value and offering price per share (net assets ÷ shares of beneficial interest outstanding)	$9.50	$10.67	$11.45	$9.49
Class C shares:				
Net asset value and offering price per share (net assets ÷ shares of beneficial interest outstanding)	—	—	$11.45	—

On sales of $100,000 or more, the offering price of Class A shares is reduced.
A contingent deferred sales charge may be imposed on redemptions of Class A, Class B, and Class C shares.

See notes to financial statements.

Financial Statements – continued

Statements of Assets and Liabilities (Unaudited) – continued

September 30, 2000	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Assets:				
Investments –				
Identified cost	$143,539,388	$115,108,238	$322,992,910	$125,732,434
Unrealized appreciation	3,977,282	2,525,460	3,707,418	3,696,052
Total, at value	$147,516,670	$117,633,698	$326,700,328	$129,428,486
Cash	1,358,825	56,265	88,780	51,868
Receivable for daily variation margin on open futures contracts	1,515	—	—	—
Receivable for investments sold	4,612,572	35,000	5,310,600	—
Receivable for fund shares sold	20,311	121,296	219,623	63,143
Interest receivable	2,119,772	1,786,972	5,632,103	2,340,413
Other assets	1,168	837	2,693	960
Total assets	$155,630,833	$119,634,068	$337,954,127	$131,884,870
Liabilities:				
Distributions payable	$ 281,144	$ 240,908	$ 700,048	$ 238,657
Payable for investments purchased	7,608,890	—	1,963,500	1,694,467
Payable for fund shares reacquired	1,031,279	289,740	878,220	3,276
Payable to affiliates –				
Management fee	2,813	2,289	6,421	2,490
Shareholder servicing agent fee	804	654	1,835	711
Distribution and service fee	3,903	3,060	7,618	3,021
Administrative fee	140	114	321	124
Accrued expenses and other liabilities	56,631	74,130	111,951	80,689
Total liabilities	$ 8,985,604	$ 610,895	$ 3,669,914	$ 2,023,435
Net assets	$146,645,229	$119,023,173	$334,284,213	$129,861,435
Net assets consist of:				
Paid-in capital	$145,227,513	$117,680,313	$333,957,598	$129,974,680
Unrealized appreciation on investments	3,978,282	2,525,460	3,707,418	3,696,052
Accumulated net realized loss on investments	(2,795,485)	(1,250,952)	(2,514,918)	(3,298,282)
Accumulated undistributed (distributions in excess of) net investment income	234,919	68,352	(865,885)	(511,015)
Total	$146,645,229	$119,023,173	$334,284,213	$129,861,435
Shares of beneficial interest outstanding:				
Class A	9,917,278	9,541,040	27,346,035	10,384,403
Class B	2,616,149	2,118,725	2,565,375	1,347,214
Class C	—	—	488,953	—
Total shares of beneficial interest outstanding	12,533,427	11,659,765	30,400,363	11,731,617
Net assets:				
Class A	$116,050,047	$ 97,406,475	$300,709,227	$114,954,179
Class B	30,595,182	21,616,698	28,197,545	14,907,256
Class C	—	—	5,377,441	—
Total net assets	$146,645,229	$119,023,173	$334,284,213	$129,861,435
Class A shares:				
Net asset value per share (net assets ÷ shares of beneficial interest outstanding)	$11.70	$10.21	$11.00	$11.07
Offering price per share (100 ÷ 95.25 of net asset value per share)	$12.28	$10.72	$11.55	$11.62
Class B shares:				
Net asset value and offering price per share (net assets ÷ shares of beneficial interest outstanding)	$11.69	$10.20	$10.99	$11.07
Class C shares:				
Net asset value and offering price per share (net assets ÷ shares of beneficial interest outstanding)	—	—	$11.00	—

On sales of $100,000 or more, the offering price of Class A shares is reduced.
A contingent deferred sales charge may be imposed on redemptions of Class A, Class B, and Class C shares.

See notes to financial statements.

Financial Statements – continued

Statements of Operations (Unaudited)

Six Months Ended September 30, 2000	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund
Net investment income:				
Interest income	$2,219,117	$3,619,037	$11,022,367	$1,219,111
Expenses –				
Management fee	$ 203,959	$ 331,383	$ 1,007,965	$ 118,974
Trustees' compensation	10,669	10,634	10,205	10,754
Shareholder servicing agent fee	37,153	60,372	183,620	21,546
Distribution and service fee (Class A)	—	125,430	531,394	—
Distribution and service fee (Class B)	40,605	102,000	242,047	68,960
Distribution and service fee (Class C)	—	—	75,887	—
Administrative fee	6,502	10,565	32,134	3,771
Custodian fee	17,231	26,106	64,090	12,813
Printing	3,051	4,923	7,133	2,157
Postage	1,560	2,275	4,745	1,675
Auditing fees	15,214	15,224	15,671	15,609
Legal fees	3,163	1,202	2,552	2,549
Registration fees	20,419	—	—	—
Miscellaneous	6,767	31,502	48,273	20,305
Total expenses	$ 366,293	$ 721,616	$ 2,225,716	$ 279,113
Fees paid indirectly	(8,072)	(11,360)	(28,417)	(3,489)
Reduction of expenses by investment adviser	(73,922)	(120,081)	(365,295)	(130,782)
Net expenses	$ 284,299	$ 590,175	$ 1,832,004	$ 144,842
Net investment income	$1,934,818	$3,028,862	$ 9,190,363	$1,074,269
Realized and unrealized gain (loss) on investments:				
Realized gain (loss) (identified cost basis) –				
Investment transactions	$ 149,076	$ 428,883	$(1,475,916)	$ (5,092)
Futures contracts	191,338	(90,950)	102,656	(41,202)
Net realized gain (loss) on investments	$ 340,414	$ 337,933	$(1,373,260)	$ (46,294)
Change in unrealized appreciation (depreciation) –				
Investments	$ 640,844	$ 867,736	$ 4,903,596	$ 520,355
Futures contracts	(92,876)	(62,498)	(140,892)	(3,469)
Net unrealized gain on investments	$ 547,968	$ 805,238	$ 4,762,704	$ 516,886
Net realized and unrealized gain on investments	$ 888,382	$1,143,171	$ 3,389,444	$ 470,592
Increase in net assets from operations	$2,823,200	$4,172,033	$12,579,807	$1,544,861

See notes to financial statements.

Statements of Operations (Unaudited) – continued

Six Months Ended September 30, 2000	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Net investment income:				
Interest income	$ 4,622,838	$3,556,164	$10,329,696	$3,981,658
Expenses –				
Management fee	$ 411,626	$ 332,460	$ 937,272	$ 356,511
Trustees' compensation	11,040	10,765	11,047	10,856
Shareholder servicing agent fee	74,982	60,564	170,736	64,948
Distribution and service fee (Class A)	207,939	174,816	538,334	201,501
Distribution and service fee (Class B)	155,703	106,164	142,857	73,758
Distribution and service fee (Class C)	—	—	26,400	—
Administrative fee	13,121	10,599	29,879	11,366
Custodian fee	27,405	24,817	59,579	26,170
Printing	5,424	4,418	13,197	4,641
Postage	2,709	2,436	4,049	2,002
Auditing fees	15,629	15,624	15,666	15,225
Legal fees	33,184	4,534	1,242	2,119
Miscellaneous	—	19,727	64,012	28,487
Total expenses	$ 958,762	$ 766,924	$ 2,014,270	$ 797,584
Fees paid indirectly	(23,340)	(8,686)	(32,279)	(12,846)
Reduction of expenses by investment adviser	(149,192)	(120,486)	(339,699)	(129,194)
Net expenses	$ 786,230	$ 637,752	$ 1,642,292	$ 655,544
Net investment income	$ 3,836,608	$2,918,412	$ 8,687,404	$3,326,114
Realized and unrealized gain (loss) on investments:				
Realized gain (loss) (identified cost basis) –				
Investment transactions	$(1,636,822)	$ (606,009)	$ (1,288,870)	$ (431,490)
Futures contracts	(90,829)	6,388	(10,153)	(59,986)
Net realized loss on investments	$(1,727,651)	$ (599,621)	$ (1,299,023)	$ (491,476)
Change in unrealized appreciation (depreciation) –				
Investments	$ 2,993,859	$1,891,310	$ 3,916,122	$1,841,845
Futures contracts	50,719	(35,740)	235	46,681
Net unrealized gain on investments	$ 3,044,578	$1,855,570	$ 3,916,357	$1,888,526
Net realized and unrealized gain on investments	$ 1,316,927	$1,255,949	$ 2,617,334	$1,397,050
Increase in net assets from operations	$ 5,153,535	$4,174,361	$11,304,738	$4,723,164

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets (Unaudited)

Six Months Ended September 30, 2000	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 1,934,818	$ 3,028,862	$ 9,190,363	$ 1,074,269
Net realized gain (loss) on investments	340,414	337,933	(1,373,260)	(46,294)
Net unrealized gain on investments	547,968	805,238	4,762,704	516,886
Increase in net assets from operations	$ 2,823,200	$ 4,172,033	$ 12,579,807	$ 1,544,861
Distributions declared to shareholders –				
From net investment income (Class A)	$(1,706,774)	$ (2,633,547)	$ (7,837,087)	$ (684,583)
From net investment income (Class B)	(237,076)	(459,041)	(1,092,537)	(390,528)
From net investment income (Class C)	—	—	(342,008)	—
Total distributions declared to shareholders	$(1,943,850)	$ (3,092,588)	$ (9,271,632)	$(1,075,111)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 2,842,321	$ 5,285,607	$ 9,567,793	$ 5,263,629
Net asset value of shares issued to shareholders in reinvestment of distributions	896,407	1,780,007	5,278,883	579,427
Cost of shares reacquired	(8,013,991)	(8,657,069)	(27,523,201)	(3,129,713)
Net increase (decrease) in net assets from fund share transactions	$(4,275,263)	$ (1,591,455)	$(12,676,525)	$ 2,713,343
Total increase (decrease) in net assets	$(3,395,913)	$ (512,010)	$ (9,368,350)	$ 3,183,093
Net assets:				
At beginning of period	76,959,062	121,627,317	373,624,012	42,990,291
At end of period	$73,563,149	$121,115,307	$364,255,662	$46,173,384
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 151,992	$ (47,616)	$ (371,305)	$ 43,671

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets (Unaudited) – continued

Six Months Ended September 30, 2000	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 3,836,608	$ 2,918,412	$ 8,687,404	$ 3,326,114
Net realized loss on investments	(1,727,651)	(599,621)	(1,299,023)	(491,476)
Net unrealized gain on investments	3,044,578	1,855,570	3,916,357	1,888,526
Increase in net assets from operations	$ 5,153,535	$ 4,174,361	$ 11,304,738	$ 4,723,164
Distributions declared to shareholders –				
From net investment income (Class A)	$ (2,979,423)	$ (2,466,532)	$ (7,938,847)	$ (2,989,705)
From net investment income (Class B)	(680,127)	(455,537)	(645,922)	(335,062)
From net investment income (Class C)	—	—	(119,066)	—
Total distributions declared to shareholders	$ (3,659,550)	$ (2,922,069)	$ (8,703,835)	$ (3,324,767)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 4,175,161	$ 4,502,554	$ 8,632,555	$ 2,475,463
Net asset value of shares issued to shareholders in reinvestment of distributions	1,918,847	1,430,659	4,323,065	1,837,270
Cost of shares reacquired	(13,538,681)	(9,734,079)	(27,693,061)	(7,750,753)
Net decrease in net assets from fund share transactions	$ (7,444,673)	$ (3,800,866)	$ (14,737,441)	$ (3,438,020)
Total decrease in net assets	$ (5,950,688)	$ (2,548,574)	$ (12,136,538)	$ (2,039,623)
Net assets:				
At beginning of period	152,595,917	121,571,747	346,420,751	131,901,058
At end of period	$146,645,229	$119,023,173	$334,284,213	$129,861,435
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 234,919	$ 68,352	$ (865,885)	$ (511,015)

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets – continued

Year Ended March 31, 2000	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 3,980,844	$ 6,703,903	$ 19,848,936	$ 2,165,065
Net realized gain (loss) on investments	372,698	(725,443)	(177,009)	(167,907)
Net unrealized loss on investments	(4,986,654)	(8,261,487)	(27,858,374)	(2,476,896)
Decrease in net assets from operations	$ (633,112)	$ (2,283,027)	$ (8,186,447)	$ (479,738)
Distributions declared to shareholders –				
From net investment income (Class A)	$ (3,475,557)	$ (5,531,891)	$(16,769,203)	$ (1,208,852)
From net investment income (Class B)	(494,824)	(1,165,668)	(2,248,484)	(939,344)
From net investment income (Class C)	—	—	(636,441)	—
Total distributions declared to shareholders	$ (3,970,381)	$ (6,697,559)	$(19,654,128)	$ (2,148,196)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 13,670,556	$ 16,723,976	$ 29,418,303	$ 13,224,784
Net asset value of shares issued to shareholders in reinvestment of distributions	1,734,390	3,894,825	11,346,137	1,230,667
Cost of shares reacquired	(12,176,663)	(37,185,334)	(69,993,273)	(14,515,297)
Net increase (decrease) in net assets from fund share transactions	$ 3,228,283	$(16,566,533)	$(29,228,833)	$ (59,846)
Total decrease in net assets	$ (1,375,210)	$(25,547,119)	$(57,069,408)	$ (2,687,780)
Net assets:				
At beginning of period	78,334,272	147,174,436	430,693,420	45,678,071
At end of period	$ 76,959,062	$121,627,317	$373,624,012	$ 42,990,291
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 161,024	$ 16,110	$ (290,036)	$ 44,513

See notes to financial statements.

Financial Statements – continued

Statements of Changes in Net Assets – continued

Year Ended March 31, 2000	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Increase (decrease) in net assets:				
From operations –				
Net investment income	$ 7,935,405	$ 6,160,685	$ 18,788,884	$ 7,120,416
Net realized gain (loss) on investments	(929,240)	(651,330)	495,322	(12,143)
Net unrealized loss on investments	(11,645,529)	(8,581,335)	(25,034,111)	(10,271,683)
Decrease in net assets from operations	$ (4,639,364)	$ (3,071,980)	$ (5,749,905)	$ (3,163,410)
Distributions declared to shareholders –				
From net investment income (Class A)	$ (6,408,786)	$ (5,207,698)	$(16,879,510)	$ (6,386,832)
From net investment income (Class B)	(1,442,426)	(942,677)	(1,437,665)	(715,598)
From net investment income (Class C)	—	—	(243,017)	—
From net realized gain on investments (Class A)	(337,034)	(675,450)	—	—
From net realized gain on investments (Class B)	(89,517)	(149,319)	—	—
In excess of net realized gain on investments (Class A)	(49,868)	(402)	—	—
In excess of net realized gain on investments (Class B)	(13,245)	(89)	—	—
Total distributions declared to shareholders	$ (8,340,876)	$ (6,975,635)	$(18,560,192)	$ (7,102,430)
Fund share (principal) transactions –				
Net proceeds from sale of shares	$ 11,474,304	$ 12,069,955	$ 22,537,475	$ 6,726,050
Net asset value of shares issued to shareholders in reinvestment of distributions	4,441,022	3,598,094	9,195,654	3,940,144
Cost of shares reacquired	(32,351,554)	(24,109,917)	(69,050,206)	(19,121,105)
Net decrease in net assets from fund share transactions	$(16,436,228)	$ (8,441,868)	$(37,317,077)	$ (8,454,911)
Total decrease in net assets	$(29,416,468)	$(18,489,483)	$(61,627,174)	$(18,720,751)
Net assets:				
At beginning of period	182,012,385	140,061,230	408,047,925	150,621,809
At end of period	$152,595,917	$121,571,747	$346,420,751	$131,901,058
Accumulated undistributed (distributions in excess of) net investment income included in net assets at end of period	$ 57,861	$ 72,009	$ (849,454)	$ (512,362)

See notes to financial statements.

Financial Statements – continued

Financial Highlights

	Mississippi Fund					
	Six Months Ended September 30,	Year Ended March 31,				
	2000	2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data (for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 9.37	$ 9.93	$ 9.88	$ 9.35	$ 9.35	$ 9.15
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.50	$ 0.49	$ 0.49	$ 0.48	$ 0.52
Net realized and unrealized gain (loss) on investments	0.12	(0.56)	0.06	0.52	0.00	0.20
Total from investment operations	$ 0.37	$ (0.06)	$ 0.55	$ 1.01	$ 0.48	$ 0.72
Less distributions declared to shareholders –						
From net investment income	$ (0.25)	$ (0.50)	$ (0.50)	$ (0.48)	$ (0.48)	$ (0.52)
In excess of net investment income	—	—	—	—	—	(0.00)‡‡
Total distributions declared to shareholders	$ (0.25)	$ (0.50)	$ (0.50)	$ (0.48)	$ (0.48)	$ (0.52)
Net asset value – end of period	$ 9.49	$ 9.37	$ 9.93	$ 9.88	$ 9.35	$ 9.35
Total return‡	4.03%††	(0.58)%	5.62%	11.02%	5.22%	7.99%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.68%†	0.66%	0.73%	0.78%	0.87%	0.45%
Net investment income	5.33%†	5.22%	4.94%	5.04%	5.14%	5.51%
Portfolio turnover	10%	18%	6%	18%	17%	31%
Net assets at end of period (000 Omitted)	$63,156	$66,173	$66,869	$66,061	$66,630	$74,435

§Subject to reimbursement by the fund, the investment adviser voluntarily agreed under a temporary expense reimbursement agreement to pay all of the fund's operating expenses, exclusive of management and distribution and service fees. In consideration, the fund pays the investment adviser a reimbursement fee not greater than 0.40% of average daily net assets. In addition, the investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. To the extent actual expenses were over this limitation and the waivers had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.24	$ 0.48	$ 0.48	$ 0.48	—	$ 0.48
Ratios (to average net assets):						
Expenses##	0.88%†	0.84%	0.85%	0.85%	—	0.88%
Net investment income	5.13%†	5.04%	4.82%	4.97%	—	5.08%

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	Mississippi Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 9.38	$ 9.94	$ 9.89	$ 9.36	$ 9.36	$ 9.16
Income from investment operations# –						
Net investment income§	$ 0.21	$ 0.42	$ 0.41	$ 0.41	$ 0.40	$ 0.44
Net realized and unrealized gain (loss) on investments	0.12	(0.56)	0.06	0.53	0.00	0.20
Total from investment operations	$ 0.33	$ (0.14)	$ 0.47	$ 0.94	$ 0.40	$ 0.64
Less distributions declared to shareholders –						
From net investment income	$ (0.21)	$ (0.42)	$ (0.42)	$ (0.41)	$ (0.40)	$ (0.44)
In excess of net investment come	—	—	—	—	—	(0.00)‡
Total distributions declared to shareholders	$ (0.21)	$ (0.42)	$ (0.42)	$ (0.41)	$ (0.40)	$ (0.44)
Net asset value – end of period	$ 9.50	$ 9.38	$ 9.94	$ 9.89	$ 9.36	$ 9.36
Total return	3.62%††	(1.37)%	4.80%	10.15%	4.33%	7.11%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.46%†	1.46%	1.51%	1.56%	1.72%	1.28%
Net investment income	4.54%†	4.41%	4.16%	4.26%	4.29%	4.67%
Portfolio turnover	10%	18%	6%	18%	17%	31%
Net assets at end of period (000 Omitted)	$10,407	$10,786	$11,465	$10,717	$11,014	$11,475

§Subject to reimbursement by the fund, the investment adviser voluntarily agreed under a temporary expense reimbursement agreement to pay all of the fund's operating expenses, exclusive of management and distribution and service fees. In consideration, the fund pays the investment adviser a reimbursement fee not greater than 0.40% of average daily net assets. In addition, the investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. To the extent actual expenses were over this limitation and the waivers had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.20	$ 0.40	$ 0.40	$ 0.40	—	$ 0.40
Ratios (to average net assets):						
Expenses##	1.66%†	1.64%	1.63%	1.63%	—	1.71%
Net investment income	4.34%†	4.23%	4.04%	4.19%	—	4.24%

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset agreements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	New York Fund					
	Six Months Ended September 30, 2000	**Year Ended March 31,**				
		2000	**1999**	**1998**	**1997**	**1996**
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 10.58	$ 11.27	$ 11.26	$ 10.60	$ 10.66	$ 10.49
Income from investment operations#–						
Net investment income§	$ 0.27	$ 0.55	$ 0.56	$ 0.57	$ 0.55	$ 0.55
Net realized and unrealized gain (loss) on investments	0.10	(0.69)	0.01	0.64	(0.06)	0.17
Total from investment operations	$ 0.37	$ (0.14)	$ 0.57	$ 1.21	$ 0.49	$ 0.72
Less distributions declared to shareholders –						
From net investment income	$ (0.28)	$ (0.55)	$ (0.56)	$ (0.55)	$ (0.55)	$ (0.55)
In excess of net investment income	—	—	(0.00)‡‡	—	—	(0.00)‡‡
Total distributions declared to shareholders	$ (0.28)	$ (0.55)	$ (0.56)	$ (0.55)	$ (0.55)	$ (0.55)
Net asset value – end of period	$ 10.67	$ 10.58	$ 11.27	$ 11.26	$ 10.60	$ 10.66
Total return‡	3.44%††	(1.06)%	5.14%	11.59%	4.68%	6.98%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.87%†	0.85%	0.93%	1.03%	1.11%	1.10%
Net investment income	5.16%†	5.14%	4.93%	5.14%	5.18%	5.09%
Portfolio turnover	24%	38%	26%	41%	64%	102%
Net assets at end of period (000 Omitted)	$99,971	$101,403	$116,767	$119,376	$121,588	$134,449

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.26	$ 0.53	$ 0.55	$ 0.56	—	$ 0.54
Ratios (to average net assets):						
Expenses##	1.07%†	1.03%	1.05%	1.10%	—	1.20%
Net investment income	4.96%†	4.96%	4.81%	5.07%	—	4.99%

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	New York Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 10.58	$ 11.27	$ 11.26	$ 10.59	$ 10.66	$ 10.49
Income from investment operations# –						
Net investment income§	$ 0.23	$ 0.47	$ 0.47	$ 0.49	$ 0.47	$ 0.47
Net realized and unrealized gain (loss) on						
investments	0.10	(0.69)	0.01	0.64	(0.07)	0.17
Total from investment operations	$ 0.33	$ (0.22)	$ 0.48	$ 1.13	$ 0.40	$ 0.64
Less distributions declared to shareholders –						
From net investment income	$ (0.24)	$ (0.47)	$ (0.47)	$ (0.46)	$ (0.47)	$ (0.47)
In excess of net investment income	—	—	(0.00)‡	—	—	(0.00)‡
Total distributions declared to shareholders	$ (0.24)	$ (0.47)	$ (0.47)	$ (0.46)	$ (0.47)	$ (0.47)
Net asset value – end of period	$ 10.67	$ 10.58	$ 11.27	$ 11.26	$ 10.59	$ 10.66
Total return	3.16%††	(1.89)%	4.46%	10.78%	3.77%	6.10%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.62%†	1.60%	1.68%	1.78%	1.92%	1.92%
Net investment income	4.39%†	4.38%	4.18%	4.39%	4.37%	4.27%
Portfolio turnover	24%	38%	26%	41%	64%	102%
Net assets at end of period (000 Omitted)	$21,144	$20,224	$30,408	$26,618	$26,724	$28,068

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.22	$ 0.45	$ 0.46	$ 0.48	—	—
Ratios (to average net assets):						
Expenses##	1.82%†	1.78%	1.80%	1.85%	—	—
Net investment income	4.19%†	4.20%	4.06%	4.32%	—	—

 †Annualized.
††Not annualized.
 #Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
 ‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	Six Months Ended September 30, 2000	Year Ended March 31,				
North Carolina Fund		2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 11.35	$ 12.14	$ 12.15	$ 11.56	$ 11.57	$ 11.42
Income from investment operations# –						
Net investment income§	$ 0.29	$ 0.59	$ 0.59	$ 0.59	$ 0.59	$ 0.59
Net realized and unrealized gain (loss) on investments	0.11	(0.80)	(0.02)	0.59	(0.01)	0.15
Total from investment operations	$ 0.40	$ (0.21)	$ 0.57	$ 1.18	$ 0.58	$ 0.74
Less distributions declared to shareholders –						
From net investment income	$ (0.29)	$ (0.58)	$ (0.58)	$ (0.59)	$ (0.59)	$ (0.59)
In excess of net investment income	—	—	—	—	(0.00)‡‡	(0.00)‡‡
Total distributions declared to shareholders	$ (0.29)	$ (0.58)	$ (0.58)	$ (0.59)	$ (0.59)	$ (0.59)
Net asset value – end of period	$ 11.46	$ 11.35	$ 12.14	$ 12.15	$ 11.56	$ 11.57
Total return‡	3.62%††	(1.67)%	4.76%	10.36%	5.09%	6.56%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.90%†	0.91%	0.98%	1.03%	1.08%	1.17%
Net investment income	5.13%†	5.07%	4.76%	4.92%	5.05%	5.04%
Portfolio turnover	16%	9%	30%	24%	33%	30%
Net assets at end of period (000 Omitted)	$299,767	$310,624	$364,576	$380,595	$377,112	$409,347

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.28	$ 0.57	$ 0.57	$ 0.58	$ 0.58	—
Ratios (to average net assets):						
Expenses##	1.10%†	1.09%	1.10%	1.13%	1.15%	—
Net investment income	4.93%†	4.89%	4.64%	4.82%	4.98%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	North Carolina Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data (for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 11.35	$ 12.13	$ 12.15	$ 11.55	$ 11.56	$ 11.42
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.51	$ 0.50	$ 0.51	$ 0.50	$ 0.50
Net realized and unrealized gain (loss) on investments	0.11	(0.78)	(0.02)	0.60	0.00	0.14
Total from investment operations	$ 0.36	$ (0.27)	$ 0.48	$ 1.11	$ 0.50	$ 0.64
Less distributions declared to shareholders –						
From net investment income	$ (0.26)	$ (0.51)	$ (0.50)	$ (0.51)	$ (0.51)	$ (0.50)
In excess of net investment income	—	—	—	—	(0.00)‡	(0.00)‡
Total distributions declared to shareholders	$ (0.26)	$ (0.51)	$ (0.50)	$ (0.51)	$ (0.51)	$ (0.50)
Net asset value – end of period	$ 11.45	$ 11.35	$ 12.13	$ 12.15	$ 11.55	$ 11.56
Total return	3.19%††	(2.22)%	4.00%	9.75%	4.36%	5.70%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.55%†	1.56%	1.63%	1.68%	1.78%	1.90%
Net investment income	4.48%†	4.42%	4.11%	4.27%	4.36%	4.30%
Portfolio turnover	16%	9%	30%	24%	33%	30%
Net assets at end of period (000 Omitted)	$48,264	$48,794	$52,033	$44,238	$39,035	$33,847

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.24	$ 0.49	$ 0.49	$ 0.50	$ 0.49	—
Ratios (to average net assets):						
Expenses##	1.75%†	1.74%	1.75%	1.78%	1.85%	—
Net investment income	4.28%†	4.24%	3.99%	4.17%	4.29%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

North Carolina Fund

	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class C					

Per share data
(for a share outstanding throughout each period):

Net asset value – beginning of period	$ 11.35	$ 12.13	$ 12.15	$11.55	$11.56	$11.41
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.51	$ 0.50	$ 0.51	$ 0.52	$ 0.51
Net realized and unrealized gain (loss) on investments	0.11	(0.78)	(0.02)	0.60	(0.02)	0.15
Total from investment operations	$ 0.36	$ (0.27)	$ 0.48	$ 1.11	$ 0.50	$ 0.66
Less distributions declared to shareholders –						
From net investment income	$ (0.26)	$ (0.51)	$ (0.50)	$(0.51)	$(0.51)	$(0.51)
In excess of net investment income	—	—	—	—	(0.00)‡	(0.00)‡
Total distributions declared to shareholders	$ (0.26)	$ (0.51)	$ (0.50)	$(0.51)	$(0.51)	$(0.51)
Net asset value – end of period	$ 11.45	$ 11.35	$ 12.13	$12.15	$11.55	$11.56
Total return	3.19%††	(2.22)%	4.00%	9.75%	4.41%	5.87%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.55%†	1.56%	1.63%	1.68%	1.73%	1.83%
Net investment income	4.47%†	4.42%	4.11%	4.27%	4.40%	4.38%
Portfolio turnover	16%	9%	30%	24%	33%	30%
Net assets at end of period (000 Omitted)	$16,225	$14,206	$14,084	$8,143	$7,789	$9,352

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.24	$ 0.49	$ 0.49	$ 0.50	$ 0.51	—
Ratios (to average net assets):						
Expenses##	1.75%†	1.74%	1.75%	1.78%	1.80%	—
Net investment income	4.27%†	4.24%	3.99%	4.17%	4.33%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	Pennsylvania Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 9.36	$ 9.90	$ 9.82	$ 9.26	$ 9.37	$ 9.29
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.50	$ 0.48	$ 0.50	$ 0.53	$ 0.54
Net realized and unrealized gain (loss) on investments	0.10	(0.55)	0.08	0.56	(0.10)	0.09
Total from investment operations	$ 0.35	$ (0.05)	$ 0.56	$ 1.06	$ 0.43	$ 0.63
Less distributions declared to shareholders –						
From net investment income	$ (0.25)	$ (0.49)	$ (0.48)	$ (0.50)	$ (0.54)	$ (0.55)
In excess of net investment income	—	—	—	—	(0.00)‡‡	—
Total distributions declared to shareholders	$ (0.25)	$ (0.49)	$ (0.48)	$ (0.50)	$ (0.54)	$ (0.55)
Net asset value – end of period	$ 9.46	$ 9.36	$ 9.90	$ 9.82	$ 9.26	$ 9.37
Total return‡	3.78%††	(0.45)%	5.85%	11.65%	4.67%	6.85%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.36%†	0.38%	0.45%	0.40%	0.10%	0.10%
Net investment income	5.26%†	5.19%	4.85%	5.15%	5.66%	5.76%
Portfolio turnover	5%	48%	8%	31%	42%	40%
Net assets at end of period (000 Omitted)	$27,723	$25,494	$21,695	$18,918	$16,933	$18,030

§Subject to reimbursement by the fund, the investment adviser voluntarily agreed under a temporary expense reimbursement agreement to pay all of the fund's operating expenses, exclusive of management and distribution and service fees. In consideration, the fund pays the investment adviser a reimbursement fee not greater than 0.40% of average daily net assets. The investment adviser has agreed to waive 0.40% of the reimbursement fee for an indefinite period of time. In addition, the investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. To the extent actual expenses were over this limitation and the waiver had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.22	$ 0.44	$ 0.43	$ 0.44	$ 0.45	$ 0.45
Ratios (to average net assets):						
Expenses##	0.96%†	0.91%	0.93%	0.99%	0.95%	1.00%
Net investment income	4.66%†	4.66%	4.37%	4.56%	4.81%	4.86%

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions for certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	Pennsylvania Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 9.38	$ 9.92	$ 9.84	$ 9.28	$ 9.39	$ 9.29
Income from investment operations# –						
Net investment income§	$ 0.21	$ 0.42	$ 0.41	$ 0.42	$ 0.46	$ 0.50
Net realized and unrealized gain (loss) on investments	0.11	(0.55)	0.08	0.56	(0.11)	0.07
Total from investment operations	$ 0.32	$ (0.13)	$ 0.49	$ 0.98	$ 0.35	$ 0.57
Less distributions declared to shareholders –						
From net investment income	$ (0.21)	$ (0.41)	$ (0.41)	$ (0.42)	$ (0.46)	$ (0.47)
In excess of net investment income	—	—	—	—	(0.00)‡	—
Total distributions declared to shareholders	$ (0.21)	$ (0.41)	$ (0.41)	$ (0.42)	$ (0.46)	$ (0.47)
Net asset value – end of period	$ 9.49	$ 9.38	$ 9.92	$ 9.84	$ 9.28	$ 9.39
Total return	3.47%††	(1.25)%	5.02%	10.76%	3.83%	6.23%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.15%†	1.19%	1.23%	1.19%	0.90%	0.88%
Net investment income	4.47%†	4.35%	4.07%	4.36%	4.86%	4.98%
Portfolio turnover	5%	48%	8%	31%	42%	40%
Net assets at end of period (000 Omitted)	$18,450	$17,496	$23,983	$20,551	$24,898	$24,170

§Subject to reimbursement by the fund, the investment adviser voluntarily agreed under a temporary expense reimbursement agreement to pay all of the fund's operating expenses, exclusive of management and distribution and service fees. In consideration, the fund pays the investment adviser a reimbursement fee not greater than 0.40% of average daily net assets. The investment adviser has agreed to waive 0.40% of the reimbursement fee for an indefinite period of time. In addition, the investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. To the extent actual expenses were over this limitation and the waiver had not been in place, the net investment income per share and the ratios would have been:

Net investment income	$ 0.18	$ 0.37	$ 0.33	$ 0.36	$ 0.38	$ 0.41
Ratios (to average net assets):						
Expenses##	1.75%†	1.72%	1.71%	1.78%	1.75%	1.85%
Net investment income	3.87%†	3.82%	3.59%	3.77%	4.01%	4.01%

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions for certain expense offset arrangements.
‡Per share amounts was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	South Carolina Fund					
	Six Months Ended September 30, 2000	**Year Ended March 31,**				
		2000	**1999**	**1998**	**1997**	**1996**
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 11.58	$ 12.48	$ 12.52	$ 11.88	$ 11.97	$ 11.86
Income from investment operations# –						
Net investment income§	$ 0.31	$ 0.58	$ 0.57	$ 0.60	$ 0.62	$ 0.62
Net realized and unrealized gain (loss) on						
investments	0.10	(0.86)	(0.04)	0.64	(0.10)	0.11
Total from investment operations	$ 0.41	$ (0.28)	$ 0.53	$ 1.24	$ 0.52	$ 0.73
Less distributions declared to shareholders –						
From net investment income	$ (0.29)	$ (0.58)	$ (0.57)	$ (0.60)	$ (0.61)	$ (0.62)
From net realized gain on investments	—	$ (0.03)	—	—	—	—
In excess of net investment income	—	—	(0.00)‡‡	(0.00)‡‡	—	(0.00)‡‡
In excess of net realized gain on investments	—	(0.01)	—	—	—	—
Total distributions declared to shareholders	$ (0.29)	$ (0.62)	$ (0.57)	$ (0.60)	$ (0.61)	$ (0.62)
Net asset value – end of period	$ 11.70	$ 11.58	$ 12.48	$ 12.52	$ 11.88	$ 11.97
Total return‡	3.61%††	(2.27)%	4.33%	10.62%	4.46%	6.20%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.95%†	0.94%	1.02%	1.06%	1.10%	1.20%
Net investment income	5.27%†	4.91%	4.55%	4.86%	5.17%	5.10%
Portfolio turnover	22%	18%	25%	29%	13%	18%
Net assets at end of period (000 Omitted)	$116,050	$121,064	$145,787	$148,820	$148,908	$166,801

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.29	$ 0.56	$ 0.56	$ 0.59	$ 0.16	—
Ratios (to average net assets):						
Expenses##	1.15%†	1.12%	1.14%	1.16%	1.16%	—
Net investment income	5.07%†	4.73%	4.43%	4.76%	5.11%	—

 †Annualized.

††Not annualized.

 #Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

 ‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	South Carolina Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 11.58	$ 12.47	$ 12.52	$ 11.88	$ 11.97	$ 11.86
Income from investment operations# –						
Net investment income§	$ 0.27	$ 0.51	$ 0.48	$ 0.52	$ 0.54	$ 0.52
Net realized and unrealized gain (loss) on investments	0.09	(0.86)	(0.04)	0.64	(0.10)	0.12
Total from investment operations	$ 0.36	$ (0.35)	$ 0.44	$ 1.16	$ 0.44	$ 0.64
Less distributions declared to shareholders –						
From net investment income	$ (0.25)	$ (0.50)	$ (0.49)	$ (0.52)	$ (0.53)	$ (0.53)
From net realized gain on investments	—	$ (0.03)	—	—	—	—
In excess of net investment income	—	—	(0.00)‡	(0.00)‡	—	(0.00)‡
In excess of net realized gain on investments	—	(0.01)	—	—	—	—
Total distributions declared to shareholders	$ (0.25)	$ (0.54)	$ (0.49)	$ (0.52)	$ (0.53)	$ (0.53)
Net asset value – end of period	$ 11.69	$ 11.58	$ 12.47	$ 12.52	$ 11.88	$ 11.97
Total return	3.19%††	(2.82)%	3.57%	9.91%	3.73%	5.43%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.60%†	1.59%	1.67%	1.71%	1.79%	1.92%
Net investment income	4.61%†	4.26%	3.90%	4.21%	4.48%	4.35%
Portfolio turnover	22%	18%	25%	29%	13%	18%
Net assets at end of period (000 Omitted)	$30,595	$31,532	$36,226	$28,086	$21,871	$18,420

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.26	$ 0.48	$ 0.47	$ 0.51	$ 0.53	—
Ratios (to average net assets):						
Expenses##		1.80%†	1.77%	1.79%	1.81%	1.85%	—
Net investment income		4.41%†	4.08%	3.78%	4.11%	4.42%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡ Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	Six Months Ended September 30, 2000	Year Ended March 31,				
Tennessee Fund		2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 10.11	$ 10.87	$ 10.91	$ 10.32	$ 10.40	$ 10.27
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.50	$ 0.53	$ 0.53	$ 0.55	$ 0.54
Net realized and unrealized gain (loss) on investments	0.10	(0.69)	(0.02)	0.60	(0.09)	0.13
Total from investment operations	$ 0.35	$ (0.19)	$ 0.51	$ 1.13	$ 0.46	$ 0.67
Less distributions declared to shareholders –						
From net investment income	$ (0.25)	$ (0.50)	$ (0.52)	$ (0.53)	$ (0.54)	$ (0.54)
From net realized gain on investments	—	(0.07)	(0.03)	—	—	—
In excess of net investment income	—	—	—	(0.01)	—	(0.00)‡‡
In excess of net realized gain on investments	—	(0.00)‡‡	—	—	—	—
Total distributions declared to shareholders	$ (0.25)	$ (0.57)	$ (0.55)	$ (0.54)	$ (0.54)	$ (0.54)
Net asset value – end of period	$ 10.21	$ 10.11	$ 10.87	$ 10.91	$ 10.32	$ 10.40
Total return‡	3.52%††	(1.75)%	4.80%	11.11%	4.48%	6.66%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.96%†	0.96%	1.02%	1.07%	1.10%	1.21%
Net investment income	4.95%†	4.80%	4.79%	4.97%	5.26%	5.18%
Portfolio turnover	8%	20%	16%	26%	20%	20%
Net assets at end of period (000 Omitted)	$97,406	$100,251	$117,296	$108,871	$108,000	$109,811

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.24	$ 0.48	$ 0.51	$ 0.52	$ 0.54	—
Ratios (to average net assets):						
Expenses##	1.16%†	1.14%	1.14%	1.17%	1.16%	—
Net investment income	4.75%†	4.62%	4.67%	4.87%	5.20%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	Six Months Ended September 30, 2000	Year Ended March 31,				
Tennessee Fund		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 10.10	$ 10.86	$ 10.91	$ 10.31	$ 10.39	$ 10.26
Income from investment operations# –						
Net investment income§	$ 0.22	$ 0.43	$ 0.45	$ 0.46	$ 0.47	$ 0.46
Net realized and unrealized gain (loss) on investments	0.10	(0.69)	(0.02)	0.61	(0.09)	0.14
Total from investment operations	$ 0.32	$ (0.26)	$ 0.43	$ 1.07	$ 0.38	$ 0.60
Less distributions declared to shareholders –						
From net investment income	$ (0.22)	$ (0.43)	$ (0.45)	$ (0.46)	$ (0.46)	$ (0.47)
From net realized gain on investments	—	(0.07)	(0.03)	—	—	—
In excess of net investment income	—	—	—	(0.01)	—	(0.00)‡
In excess of net realized gain on investments	—	(0.00)‡	—	—	—	—
Total distributions declared to shareholders	$ (0.22)	$ (0.50)	$ (0.48)	$ (0.47)	$ (0.46)	$ (0.47)
Net asset value – end of period	$ 10.20	$ 10.10	$ 10.86	$ 10.91	$ 10.31	$ 10.39
Total return	3.19%††	(2.39)%	4.04%	10.51%	3.76%	5.89%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.61%†	1.61%	1.67%	1.72%	1.79%	1.93%
Net investment income	4.29%†	4.15%	4.14%	4.32%	4.57%	4.43%
Portfolio turnover	8%	20%	16%	26%	20%	20%
Net assets at end of period (000 Omitted)	$21,617	$21,321	$22,765	$18,198	$14,436	$12,935

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.21	$ 0.41	$ 0.44	$ 0.45	$ 0.46	—
Ratios (to average daily net assets):						
Expenses##	1.81%†	1.79%	1.79%	1.82%	1.85%	—
Net investment income	4.09%†	3.97%	4.02%	4.22%	4.51%	—

†Annualized.

††Not annualized.

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

Virginia Fund

	Six Months Ended September 30, 2000	Year Ended March 31, 2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 10.91	$ 11.60	$ 11.61	$ 11.06	$ 11.21	$ 11.09
Income from investment operations# –						
Net investment income§	$ 0.28	$ 0.57	$ 0.55	$ 0.57	$ 0.59	$ 0.59
Net realized and unrealized gain (loss) on investments	0.09	(0.70)	(0.01)	0.55	(0.15)	0.13
Total from investment operations	$ 0.37	$ (0.13)	$ 0.54	$ 1.12	$ 0.44	$ 0.72
Less distributions declared to shareholders –						
From net investment income	$ (0.28)	$ (0.56)	$ (0.55)	$ (0.57)	$ (0.59)	$ (0.60)
In excess of net investment income	—	—	—	(0.00)‡‡	—	(0.00)‡‡
Total distributions declared to shareholders	$ (0.28)	$ (0.56)	$ (0.55)	$ (0.57)	$ (0.59)	$ (0.60)
Net asset value – end of period	$ 11.00	$ 10.91	$ 11.60	$ 11.61	$ 11.06	$ 11.21
Total return‡	3.47%††	(1.09)%	4.71%	10.32%	3.97%	6.52%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.92%†	0.91%	0.99%	1.03%	1.08%	1.18%
Net investment income	5.17%†	5.07%	4.73%	4.97%	5.27%	5.20%
Portfolio turnover	16%	13%	24%	39%	42%	42%
Net assets at end of period (000 Omitted)	$300,709	$311,934	$365,880	$373,024	$379,185	$418,408

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.27	$ 0.54	$ 0.54	$ 0.56	$ 0.58	—
Ratios (to average net assets):						
Expenses##	1.12%†	1.09%	1.11%	1.13%	1.14%	—
Net investment income	4.97%†	4.89%	4.61%	4.87%	5.21%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.
‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Statements – continued

Financial Highlights – continued

	Virginia Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 10.91	$ 11.60	$ 11.61	$ 11.06	$ 11.21	$ 11.08
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.49	$ 0.47	$ 0.49	$ 0.51	$ 0.51
Net realized and unrealized gain (loss) on investments	0.08	(0.70)	(0.01)	0.56	(0.15)	0.13
Total from investment operations	$ 0.33	$ (0.21)	$ 0.46	$ 1.05	$ 0.36	$ 0.64
Less distributions declared to shareholders –						
From net investment income	$ (0.25)	$ (0.48)	$ (0.47)	$ (0.49)	$ (0.51)	$ (0.51)
In excess of net investment income	—	—	—	(0.01)	—	(0.00)‡
Total distributions declared to shareholders	$ (0.25)	$ (0.48)	$ (0.47)	$ (0.50)	$ (0.51)	$ (0.51)
Net asset value – end of period	$ 10.99	$ 10.91	$ 11.60	$ 11.61	$ 11.06	$ 11.21
Total return	3.04%††	(1.73)%	4.04%	9.61%	3.24%	5.85%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.57%†	1.56%	1.64%	1.68%	1.78%	1.90%
Net investment income	4.51%†	4.42%	4.08%	4.32%	4.57%	4.46%
Portfolio turnover	16%	13%	24%	39%	42%	42%
Net assets at end of period (000 Omitted)	$28,198	$29,316	$35,644	$32,902	$30,567	$28,420

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.24	$ 0.47	$ 0.46	$ 0.48	$ 0.50	—
Ratios (to average net assets):						
Expenses##	1.77%†	1.74%	1.76%	1.78%	1.84%	—
Net investment income	4.31%†	4.24%	3.96%	4.22%	4.51%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

Virginia Fund	Six Months Ended September 30, 2000 (Unaudited)	Year Ended March 31, 2000	1999	1998	1997	1996
	Class C					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$10.91	$11.60	$11.61	$11.06	$11.21	$11.07
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.49	$ 0.47	$ 0.49	$ 0.52	$ 0.51
Net realized and unrealized gain (loss) on investments	0.09	(0.70)	(0.01)	0.56	(0.16)	0.15
Total from investment operations	$ 0.34	$ (0.21)	$ 0.46	$ 1.05	$ 0.36	$ 0.66
Less distributions declared to shareholders –						
From net investment income	$ (0.25)	$ (0.48)	$ (0.47)	$ (0.49)	$ (0.51)	$ (0.52)
In excess of net investment income	—	—	—	(0.01)	—	(0.00)‡
Total distributions declared to shareholders	$ (0.25)	$ (0.48)	$ (0.47)	$ (0.50)	$ (0.51)	$ (0.52)
Net asset value – end of period	$11.00	$10.91	$11.60	$11.61	$11.06	$11.21
Total return	3.13%††	(1.73)%	4.04%	9.61%	3.30%	6.02%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.57%†	1.56%	1.64%	1.68%	1.72%	1.83%
Net investment income	4.51%†	4.42%	4.08%	4.32%	4.63%	4.53%
Portfolio turnover	16%	13%	24%	39%	42%	42%
Net assets at end of period (000 Omitted)	$5,377	$5,171	$6,523	$3,082	$3,182	$3,366

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.24	$ 0.47	$ 0.46	$ 0.48	$ 0.51	—
Ratios (to average net assets):						
Expenses##	1.77%†	1.74%	1.76%	1.78%	1.78%	—
Net investment income	4.31%†	4.24%	3.96%	4.22%	4.57%	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	West Virginia Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class A					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 10.95	$ 11.75	$ 11.77	$ 11.31	$ 11.33	$ 11.21
Income from investment operations# –						
Net investment income§	$ 0.29	$ 0.57	$ 0.56	$ 0.58	$ 0.60	$ 0.61
Net realized and unrealized gain (loss) on investments	0.12	(0.80)	(0.01)	0.47	(0.02)	0.12
Total from investment operations	$ 0.41	$ (0.23)	$ 0.55	$ 1.05	$ 0.58	$ 0.73
Less distributions declared to shareholders –						
From net investment income	$ (0.29)	$ (0.57)	$ (0.57)	$ (0.58)	$ (0.60)	$ (0.61)
In excess of net investment income	—	—	(0.00)‡‡	(0.01)	—	(0.00)‡‡
Total distributions declared to shareholders	$ (0.29)	$ (0.57)	$ (0.57)	$ (0.59)	$ (0.60)	$ (0.61)
Net asset value – end of period	$ 11.07	$ 10.95	$ 11.75	$ 11.77	$ 11.31	$ 11.33
Total return‡	3.76%††	(1.89)%	4.73%	9.42%	5.20%	6.58%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	0.96%†	0.95%	1.02%	1.10%	1.17%	1.22%
Net investment income	5.21%†	5.13%	4.78%	4.98%	5.28%	5.30%
Portfolio turnover	8%	30%	13%	17%	21%	11%
Net assets at end of period (000 Omitted)	$114,954	$117,174	$133,456	$130,002	$126,107	$134,514

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.27	$ 0.55	$ 0.55	$ 0.57	—	—
Ratios (to average net assets):						
Expenses##	1.16%†	1.13%	1.14%	1.17%	—	—
Net investment income	5.01%†	4.95%	4.66%	4.91%	—	—

†Annualized.

††Not annualized.

#Per share data are based on average shares outstanding.

##Ratios do not reflect expense reductions from certain expense offset arrangements.

‡Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

‡‡Per share amount was less than $0.01.

See notes to financial statements.

Financial Highlights – continued

	West Virginia Fund					
	Six Months Ended September 30, 2000	Year Ended March 31,				
		2000	1999	1998	1997	1996
	(Unaudited)					
	Class B					
Per share data						
(for a share outstanding throughout each period):						
Net asset value – beginning of period	$ 10.94	$ 11.74	$ 11.77	$ 11.31	$ 11.33	$ 11.21
Income from investment operations# –						
Net investment income§	$ 0.25	$ 0.50	$ 0.49	$ 0.51	$ 0.52	$ 0.52
Net realized and unrealized gain (loss) on investments	0.13	(0.80)	(0.03)	0.46	(0.02)	0.12
Total from investment operations	$ 0.38	$ (0.30)	$ 0.46	$ 0.97	$ 0.50	$ 0.64
Less distributions declared to shareholders –						
From net investment income	$ (0.25)	$ (0.50)	$ (0.49)	$ (0.51)	$ (0.52)	$ (0.52)
In excess of net investment income	—	—	(0.00)‡	(0.00)‡	—	(0.00)‡
Total distributions declared to shareholders	$ (0.25)	$ (0.50)	$ (0.49)	$ (0.51)	$ (0.52)	$ (0.52)
Net asset value – end of period	$ 11.07	$ 10.94	$ 11.74	$ 11.77	$ 11.31	$ 11.33
Total return	3.52%††	(2.53)%	3.97%	8.72%	4.47%	5.81%
Ratios (to average net assets)/Supplemental data§:						
Expenses##	1.61%†	1.60%	1.67%	1.75%	1.87%	1.94%
Net investment income	4.56%†	4.48%	4.13%	4.33%	4.57%	4.56%
Portfolio turnover	8%	30%	13%	17%	21%	11%
Net assets at end of period (000 Omitted)	$14,907	$14,727	$17,166	$15,472	$13,587	$12,647

§The investment adviser voluntarily waived a portion of its fee for certain of the periods indicated. If this fee had been incurred by the fund, the net investment income per share and the ratios would have been:

Net investment income	$ 0.24	$ 0.48	$ 0.48	$ 0.50	—	—
Ratios (to average net assets):						
Expenses##	1.81%†	1.78%	1.79%	1.82%	—	—
Net investment income	4.36%†	4.30%	4.01%	4.26%	—	—

†Annualized.
††Not annualized.
#Per share data are based on average shares outstanding.
##Ratios do not reflect expense reductions from certain expense offset arrangements.
‡Per share amount was less than $0.01.

See notes to financial statements.

Notes to Financial Statements (Unaudited)

(1) Business and Organization Business and Organization

MFS Mississippi Municipal Bond Fund (Mississippi Fund), MFS New York Municipal Bond Fund (New York Fund), MFS North Carolina Municipal Bond Fund (North Carolina Fund), MFS Pennsylvania Municipal Bond Fund (Pennsylvania Fund), MFS South Carolina Municipal Bond Fund (South Carolina Fund), MFS Tennessee Municipal Bond Fund (Tennessee Fund), MFS Virginia Municipal Bond Fund (Virginia Fund), and MFS West Virginia Municipal Bond Fund (West Virginia Fund) are each a non-diversified series of MFS Municipal Series Trust (the trust). The trust is organized as a Massachusetts business trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company.

(2) Significant Accounting Policies

General – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Because each fund invests primarily in the securities of a single state and its political subdivisions, each fund is vulnerable to the effects of changes in the legal and economic environment of the particular state.

Investment Valuations – Debt securities (other than short-term obligations which mature in 60 days or less), including listed issues, are valued on the basis of valuations furnished by dealers or by a pricing service with consideration to factors such as institutional-size trading in similar groups of securities, yield, quality, coupon rate, maturity, type of issue, trading characteristics, and other market data, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations, which mature in 60 days or less, are valued at amortized cost, which approximates market value. Futures contracts listed on commodities exchanges are reported at market value using closing settlement prices. Securities for which there are no such quotations or valuations are valued in good faith, at fair value, by the Trustees.

Futures Contracts – Each fund may enter into futures contracts for the delayed delivery of securities or contracts based on financial indices at a fixed price on a future date. In entering such contracts, each fund is required to deposit with the broker either in cash or securities an amount equal to a certain percentage of the contract amount. Subsequent payments are made or received by the fund each day, depending on the daily fluctuations in the value of the contract, and are recorded for financial statement purposes as unrealized gains or losses by the fund. Each fund's investment in futures contracts is designed to hedge against anticipated future changes in interest rates or securities prices. Investments in interest rate futures for purposes other than hedging may be made to modify the duration of the portfolio without incurring the additional transaction costs involved in buying and selling the underlying securities. Should interest rates or securities prices move unexpectedly, the fund may not achieve the anticipated benefits of the futures contracts and may realize a loss.

Investment Transactions and Income – Investment transactions are recorded on the trade date. Interest income is recorded on the accrual basis. All premium and original issue discount is amortized or accreted for financial statement and tax reporting purposes as required by federal income tax regulations. Interest payments received in additional securities are recorded on the ex-dividend or ex-interest date in an amount equal to the value of the security on such date. The fund uses the effective interest method for reporting interest income on payment-in-kind (PIK) bonds. Some securities may be purchased on a "when-issued" or "forward delivery" basis, which means that the securities will be delivered to the fund at a future date, usually beyond customary settlement time.

Legal fees and other related expenses incurred to preserve and protect the value of a security owned are added to the cost of the security; other legal fees are expensed. Capital infusions made directly to the security issuer, which are generally non-recurring, incurred to protect or enhance the value of high-yield debt securities, are reported as additions to the cost basis of the security. Costs that are incurred to negotiate the terms or conditions of capital infusions or that are expected to result in a plan of reorganization are reported as realized losses. Ongoing costs incurred to protect or enhance an investment, or costs incurred to pursue other claims or legal actions, are expensed.

Fees Paid Indirectly – Each fund's custody fee is reduced according to an arrangement that measures the value of cash deposited with the custodian by the fund. This amount is shown as a reduction of total expenses on the Statement of Operations.

Tax Matters and Distributions – Each fund's policy is to comply with the provisions of the Internal Revenue Code (the Code) applicable to regulated investment companies and to distribute to shareholders all of its net tax-exempt and net taxable income, including any net realized gain on investments. Accordingly, no provision for federal income or excise tax is provided. Distributions paid by each fund from net interest received on tax-exempt municipal bonds are not includable by shareholders as gross income for federal income tax purposes because each fund intends to meet certain requirements of the Code applicable to regulated investment companies, which will enable each fund to pay exempt-interest dividends. The portion of such interest, if any, earned on private activity bonds issued after August 7, 1986, may be considered a tax-preference item to shareholders.

Notes to Financial Statements (Unaudited) – continued

Distributions to shareholders are recorded on the ex-dividend date. Each fund distinguishes between distributions on a tax basis and a financial reporting basis and only distributions in excess of tax basis earnings and profits are reported in the financial statements as distributions from paid-in capital. Differences in the recognition or classification of income between the financial statements and tax earnings and profits, which result in temporary over-distributions for financial statement purposes, are classified as distributions in excess of net investment income or net realized gains.

At March 31, 2000, the following funds, for federal income tax purposes, had a capital loss carryforward which may be applied against any net taxable realized gains of each succeeding year until the earlier of its utilization or expiration.

Expiration Date	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
March 31, 2003	$ —	$ —	$(686,899)	$ —	$ —	$ —	$ —	$ —
March 31, 2004	(2,596,659)	—	—	(935,505)	—	—	—	(2,079,974)
March 31, 2005	(228,833)	(446,982)	—	(533,472)	—	—	(557,561)	(714,690)
March 31, 2008	—	(477,876)	(65,023)	(43,665)	(308,852)	(546,400)	—	(58,823)
Total	$(2,825,492)	$(924,858)	$(751,922)	$(1,512,642)	$(308,852)	$(546,400)	$(557,561)	$(2,853,487)

Multiple Classes of Shares of Beneficial Interest – Each fund offers multiple classes of shares that differ in their respective distribution and service fees. All shareholders bear the common expenses of the fund based on the value of settled shares outstanding of each class, without distinction between share classes. Dividends are declared separately for each class. Differences in per share dividend rates are generally due to differences in separate class expenses. Class B shares will convert to Class A shares approximately eight years after purchase.

(3) Transactions with Affiliates

Investment Adviser – Each fund has an investment advisory agreement with Massachusetts Financial Services Company (MFS) to provide overall investment advisory and administrative services, and general office facilities.

The management fee is computed daily and paid monthly at an annual rate of 0.55% of each fund's average daily net assets. The investment adviser has voluntarily agreed to waive a portion of its fee, which is shown as a reduction of total expenses in the Statement of Operations.

The Pennsylvania fund has a temporary expense reimbursement agreement whereby MFS has voluntarily agreed to pay all of the fund's operating expenses, exclusive of management, distribution, and service fees. The Pennsylvania fund in turn will pay MFS an expense reimbursement fee not greater than 0.40% of average daily net assets. The investment adviser agreed to waive 0.40% of the reimbursement fee for an indefinite period of time. To the extent that the expense reimbursement fee exceeds the Pennsylvania fund's actual expenses, the excess will be applied to amounts paid by MFS in prior years. At September 30, 2000, aggregate unreimbursed expenses owed to MFS by the Pennsylvania fund amounted to $191,381. During the six months ended September 30, 2000, MFS did not impose the reimbursement fee of $86,183.

Each fund pays no compensation directly to its Trustees who are officers of the investment adviser, or to officers of the fund, all of whom receive remuneration for their services to each fund from MFS. Certain officers and Trustees of each fund are officers or directors of MFS, MFS Fund Distributors, Inc. (MFD), and MFS Service Center, Inc. (MFSC). Each fund has an unfunded defined benefit plan for all of its independent Trustees. Included in Trustees' compensation for the six months ended September 30, 2000, is a net periodic pension expense for each fund as follows:

Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
$2,900	$2,985	$3,144	$2,972	$3,219	$2,950	$3,143	$3,140

Administrator – The Trust has an administrative services agreement with MFS to provide the Trust with certain financial, legal, shareholder servicing, compliance, and other administrative services. As a partial reimbursement for the cost of providing these services, each fund incurs an administrative fee at the following annual percentages of each fund's average daily net assets:

First $2 billion	0.0175%
Next $2.5 billion	0.0130%
Next $2.5 billion	0.0005%
In excess of $7 billion	0.0000%

Distributor – MFD, a wholly owned subsidiary of MFS, as distributor, received $7,882, $5,567, $27,526, $9,624, $6,649, $12,602, $32,073 and $14,485 for the six months ended September 30, 2000, as its portion of the sales charge on sales of Class A shares of the Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia funds, respectively.

Notes to Financial Statements (Unaudited) – continued

The Trustees have adopted a distribution plan for Class A, Class B, and Class C shares pursuant to Rule 12b-1 of the Investment Company Act of 1940 as follows:

Each fund's distribution plan provides that the fund will pay MFD up to 0.35% per annum of its average daily net assets attributable to Class A shares in order that MFD may pay expenses on behalf of the fund related to the distribution and servicing of its shares. These expenses include a service fee paid to each securities dealer that enters into a sales agreement with MFD of up to 0.25% per annum of the fund's average daily net assets attributable to Class A shares which are attributable to that securities dealer and a distribution fee to MFD of up to 0.10% per annum of the fund's average daily net assets attributable to Class A shares.

MFD retains the service fee for accounts not attributable to a securities dealer, which amounted to $5,909, $10,124, $3,323, $3,329, $10,093, and $4,710 for the New York, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia funds, respectively, for the six months ended September 30, 2000. Fees incurred under the distribution plan during the six months ended September 30, 2000, were, 0.00%, 0.25%, 0.35%, 0.00%, 0.35%, 0.35%, 0.35%, and 0.35% of each fund's average daily net assets attributable to Class A shares on an annualized basis for the Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia funds, respectively. Payments of the Mississippi fund's 0.35% per annum Class A distribution and service fee will commence on such date as the Trustees of Trust may determine. In the case of the New York and Pennsylvania funds, payments of the 0.10% per annum Class A distribution fee will be implemented on such date as the Trustees of the Trust may determine. For the Pennsylvania Fund, payments of the 0.25% per annum Class A service fee will commence on the date that the net assets of the fund attributable to Class A shares first equals or exceed $50 million.

Each fund's distribution plan provides that the fund will pay MFD a distribution fee of 0.75% per annum, and a service fee of up to 0.25% per annum, of the fund's average daily net assets attributable to Class B and Class C shares. MFD will pay to securities dealers that enter into a sales agreement with MFD all or a portion of the service fee attributable to Class B and Class C shares, and will pay to such securities dealers all of the distribution fee attributable to Class C shares. The service fee is intended to be consideration for services rendered by the dealer with respect to Class B and Class C shares. MFD retains the service fee for accounts not attributable to a securities dealer, which amounted to $1,196, $1,650, $931, $497, $853, and $273 for the New York, North Carolina, South Carolina, Tennessee, Virginia, and West Virginia Funds, respectively, for Class B shares, for the six months ended September 30, 2000. Fees incurred under the distribution plan during the six months ended September 30, 2000, were 0.78%, 1.00%, 1.00%, 0.79%, 1.00%, 1.00%, 1.00%, and 1.00% of each of the fund's average daily net assets attributable to Class B shares for the Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Tennessee, Virginia, and West Virginia funds, respectively, on an annualized basis. Fees incurred under the distribution plan during the six months ended September 30, 2000, were 1.00% and 1.00% of each of the fund's average daily net assets attributable to Class C shares for the North Carolina and Virginia funds, respectively, on an annualized basis. Except in the case of the 0.25% per annum Class B service fee paid by the Mississippi fund upon sale of Class B shares in the first year, payment of the Class B service fee will be suspended until such date as the Trustees of the Trust may determine. Except in the case of the 0.25% per annum Class B service fee paid by the Pennsylvania fund upon the sale of Class B shares in the first year, payment of the Class B service fee will be suspended until on such date as the Class A service fee first becomes payable.

Certain Class A and Class C shares are subject to a contingent deferred sales charge in the event of a shareholder redemption within 12 months following purchase. A contingent deferred sales charge is imposed on shareholder redemptions of Class B shares in the event of a shareholder redemption within six years of purchase. MFD receives all contingent deferred sales charges. Contingent deferred sales charges imposed during the six months ended September 30, 2000, for Class A, Class B, and Class C shares, were as follows:

CDSC imposed	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Class A	$ —	$ —	$ —	$ —	$ 69	$ —	$ —	$ —
Class B	$13,356	$27,993	$48,492	$12,922	$47,575	$19,538	$36,167	$10,742
Class C	$ —	$ —	$ 257	$ —	$ —	$ —	$ 119	$ —

Shareholder Servicing Agent – MFSC, a wholly owned subsidiary of MFS, earns a fee for its services as shareholder servicing agent. The fee is calculated as a percentage of each fund's average daily net assets at an annual rate of 0.10%.

(4) Portfolio Securities
Purchases and sales of investments, other than U.S. government securities, and short-term obligations, were as follows (000's omitted):

	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Purchases	$4,632	$28,824	$57,315	$2,774	$32,527	$ 9,394	$52,828	$10,329
Sales	9,272	27,914	68,939	2,145	37,983	13,325	72,707	14,021

Notes to Financial Statements (Unaudited) – continued

The cost and unrealized appreciation and depreciation in the value of the investments owned by each fund, as computed on a federal income tax basis, are as follows (000's Omitted):

	Mississippi Fund	New York Fund	North Carolina Fund	Pennsylvania Fund	South Carolina Fund	Tennessee Fund	Virginia Fund	West Virginia Fund
Aggregate cost	$70,220	$114,907	$350,965	$44,882	$143,539	$115,108	$322,993	$125,732
Gross unrealized appreciation	$ 2,284	$ 5,715	$ 13,437	$ 1,110	$ 5,674	$ 3,981	$ 9,532	$ 5,540
Gross unrealized depreciation	(560)	(742)	(5,406)	(579)	(1,697)	(1,456)	(5,825)	(1,844)
Net unrealized appreciation	$ 1,724	$ 4,973	$ 8,031	$ 531	$ 3,977	$ 2,525	$ 3,707	$ 3,696

(5) Shares of Beneficial Interest

Each fund's Declaration of Trust permits the Trustees to issue an unlimited number of full and fractional shares of beneficial interest. Transactions in fund shares were as follows:

Class A shares	Mississippi Fund		New York Fund		North Carolina Fund	
Six Months Ended September 30, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	253	$ 2,368	316	$ 3,338	413	$ 4,678
Shares issued to shareholders in reinvestment of distributions	85	805	144	1,526	392	4,451
Shares reacquired	(745)	(6,945)	(679)	(7,194)	(2,004)	(22,717)
Net decrease	(407)	$ (3,772)	(219)	$ (2,330)	(1,199)	$ (13,588)
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	1,277	$ 12,166	1,181	$ 12,517	1,421	$ 16,331
Shares issued to shareholders in reinvestment of distributions	165	1,564	305	3,259	840	9,656
Shares reacquired	(1,111)	(10,495)	(2,263)	(24,117)	(4,945)	(56,638)
Net increase (decrease)	331	$ 3,235	(777)	$ (8,341)	(2,684)	$ (30,651)

	Pennsylvania Fund		South Carolina Fund		Tennessee Fund	
Six Months Ended September 30, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	376	$ 3,544	231	$ 2,696	296	$ 3,008
Shares issued to shareholders in reinvestment of distributions	39	363	135	1,564	119	1,206
Shares reacquired	(209)	(1,960)	(901)	(10,454)	(795)	(8,089)
Net increase (decrease)	206	$ 1,947	(535)	$ (6,194)	(380)	$ (3,875)
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	990	$ 9,335	428	$ 5,068	740	$ 7,798
Shares issued to shareholders in reinvestment of distributions	78	738	307	3,608	295	3,021
Shares reacquired	(536)	(5,036)	(1,965)	(23,102)	(1,904)	(19,537)
Net increase (decrease)	532	$ 5,037	(1,230)	$ (14,426)	(869)	$ (8,718)

	Virginia Fund		West Virginia Fund	
Six Months Ended September 30, 2000 (000 Omitted)	Shares	Amount	Shares	Amount
Shares sold	586	$ 6,385	190	$ 2,088
Shares issued to shareholders in reinvestment of distributions	360	3,924	150	1,649
Shares reacquired	(2,185)	(23,891)	(659)	(7,190)
Net decrease	(1,239)	$ (13,582)	(319)	$ (3,453)
Year Ended March 31, 2000 (000 Omitted)	**Shares**	**Amount**	**Shares**	**Amount**
Shares sold	1,527	$ 17,029	426	$ 4,792
Shares issued to shareholders in reinvestment of distributions	760	8,371	316	3,515
Shares reacquired	(5,238)	(57,536)	(1,401)	(15,503)
Net decrease	(2,951)	$ (32,136)	(659)	$ (7,196)

Notes to Financial Statements (Unaudited) – continued

Class B shares

Six Months Ended September 30, 2000 (000 Omitted)	Mississippi Fund Shares	Mississippi Fund Amount	New York Fund Shares	New York Fund Amount	North Carolina Fund Shares	North Carolina Fund Amount
Shares sold	50	$ 474	184	$ 1,948	196	$ 2,224
Shares issued to shareholders in reinvestment of distributions	11	92	24	254	57	643
Shares reacquired	(115)	(1,069)	(139)	(1,463)	(338)	(3,833)
Net increase (decrease)	(54)	$ (503)	69	$ 739	(85)	$ (966)

Year Ended March 31, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	157	$ 1,505	391	$ 4,207	686	$ 7,992
Shares issued to shareholders in reinvestment of distributions	18	170	59	636	118	1,355
Shares reacquired	(178)	(1,682)	(1,237)	(13,068)	(795)	(9,055)
Net increase (decrease)	(3)	$ (7)	(787)	$ (8,225)	9	$ 292

Six Months Ended September 30, 2000 (000 Omitted)	Pennsylvania Fund Shares	Pennsylvania Fund Amount	South Carolina Fund Shares	South Carolina Fund Amount	Tennessee Fund Shares	Tennessee Fund Amount
Shares sold	182	$ 1,720	127	$ 1,479	148	$ 1,495
Shares issued to shareholders in reinvestment of distributions	23	216	31	355	22	225
Shares reacquired	(125)	(1,170)	(266)	(3085)	(162)	(1,645)
Net increase (decrease)	80	$ 766	(108)	$ (1,251)	8	$ 75

Year Ended March 31, 2000 (000 Omitted)	Shares	Amount	Shares	Amount	Shares	Amount
Shares sold	408	$ 3,890	541	$ 6,406	410	$ 4,272
Shares issued to shareholders in reinvestment of distributions	52	492	71	833	56	577
Shares reacquired	(1,013)	(9,479)	(792)	(9,250)	(450)	(4,573)
Net increase (decrease)	(553)	$ (5,097)	(180)	$ (2,011)	16	$ 276

Six Months Ended September 30, 2000 (000 Omitted)	Virginia Fund Shares	Virginia Fund Amount	West Virginia Fund Shares	West Virginia Fund Amount
Shares sold	160	$ 1,742	35	$ 387
Shares issued to shareholders in reinvestment of distributions	28	307	17	189
Shares reacquired	(310)	(3,371)	(51)	(561)
Net increase (decrease)	(122)	$ (1,322)	1	$ 15

Year Ended March 31, 2000 (000 Omitted)	Shares	Amount	Shares	Amount
Shares sold	365	$ 4,069	172	$ 1,934
Shares issued to shareholders in reinvestment of distributions	58	634	38	425
Shares reacquired	(809)	(8,888)	(326)	(3,618)
Net decrease	(386)	$ (4,185)	(116)	$ (1,259)

Class C shares

Six Months Ended September 30, 2000 (000 Omitted)	North Carolina Fund Shares	North Carolina Fund Amount	Virginia Fund Shares	Virginia Fund Amount
Shares sold	234	$ 2,666	47	$ 505
Shares issued to shareholders in reinvestment of distributions	16	185	8	92
Shares reacquired	(85)	(974)	(40)	(431)
Net increase	165	$ 1,877	15	$ 166

Year Ended March 31, 2000 (000 Omitted)	Shares	Amount	Shares	Amount
Shares sold	438	$ 5,095	131	$ 1,439
Shares issued to shareholders in reinvestment of distributions	29	335	17	190
Shares reacquired	(376)	(4,300)	(236)	(2,625)
Net increase (decrease)	91	$ 1,130	(88)	$ (996)

Notes to Financial Statements (Unaudited) – continued

(6) Line of Credit

The trust and other affiliated funds participate in a $1.1 billion unsecured line of credit provided by a syndication of banks under a line of credit agreement. Borrowings may be made for temporary financing needs. Interest is charged to each fund, based on its borrowings, at a rate equal to the bank's base rate. In addition, a commitment fee, based on the average daily unused portion of the line of credit, is allocated among the participating funds at the end of each quarter. The commitment fee allocated to the funds for the six months ended September 30, 2000, ranged from $165 to $1,351. The funds had no significant borrowings during the period.

(7) Financial Instruments

The trust trades financial instruments with off-balance-sheet risk in the normal course of its investing activities in order to manage exposure to market risks such as interest rates. These financial instruments include futures contracts. The notional or contractual amounts of these instruments represent the investment a fund has in particular classes of financial instruments and does not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related and offsetting transactions are considered.

Futures Contracts

Fund	Description	Expiration	Contracts	Position	Unrealized Appreciation/ (Depreciation)
Mississippi Fund	Municipal Bond Index	December 2000	25	Long	$(32,031)
New York Fund	Municipal Bond Index	December 2000	20	Long	$(24,375)
North Carolina Fund	Municipal Bond Index	December 2000	25	Long	$(28,905)
Pennsylvania Fund	Municipal Bond Index	December 2000	3	Long	$ (3,469)
South Carolina Fund	Municipal Bond Index	December 2000	10	Short	$ 1,000

At September 30, 2000, the Mississippi, New York, North Carolina, Pennsylvania, and South Carolina funds had sufficient cash and/or securities to cover margin requirements on open futures contracts.

(8) Restricted Securities

Each fund may invest not more than 15% of its net assets in securities which are subject to legal or contractual restrictions on resale. At September 30, 2000, the Mississippi, New York, North Carolina, Pennsylvania, South Carolina, Virginia, West Virginia funds owned the following restricted securities, excluding securities issued under Rule 144A, constituting 3.2%, 7.6%, 4.2%, 6.0%, 4.7%, 3.3% and 7.6% of each fund's net assets, respectively, which may not be publicly sold without registration under the Securities Act of 1933. Each fund does not have the right to demand that such securities be registered. The value of these securities is determined by valuations furnished by dealers or by a pricing service, or if not available, in good faith by the Trustees.

Fund	Description	Date of Acquisition	Principal Amount	Cost	Value
Mississippi Fund	Guam Power Authority Rev., RITES, AMBAC, 6.236s, 2013	5/20/99	1,000,000	$1,066,234	$1,043,630
	Puerto Rico Municipal Finance Agency, RITES, FSA, 7.42s, 2017	1/6/00	750,000	703,966	776,835
	Puerto Rico Public Finance Corp., RITES, 7.17s, 2013	9/30/99	500,000	508,652	552,370
					$2,372,835
New York Fund	Guam Power Authority Rev., RITES, AMBAC, 6.236s, 2014	5/20/99	500,000	$ 529,177	$ 513,115
	Niagara Falls, NY, Bridge Commission Toll Rev., RITES, FGIC, 6.172s, 2015	5/21/99	3,500,000	3,741,451	3,509,310
	Triborough Bridge & Tunnel Authority, NY, RITES, 6.643s, 2017	4/18/00	5,000,000	5,017,992	5,154,100
					$9,176,525

Notes to Financial Statements (Unaudited) – continued

Fund	Description	Date of Acquisition	Principal Amount	Cost	Value
North Carolina Fund	North Carolina Eastern Municipal Power, RITES, AMBAC, 7.613s, 2018	5/26/00	$6,500,000	$6,551,555	$ 7,224,360
	Puerto Rico Highway & Transportation Authority, Rev., RITES, FSA, 8.42s, 2018	2/26/99	5,425,000	6,989,771	6,444,032
	Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2016	9/30/99	1,500,000	1,471,890	1,592,730
					$15,261,122
Pennsylvania Fund	Guam Power Authority Rev., RITES, AMBAC, 6.236s, 2014	5/20/99	2,170,000	$2,296,628	$ 2,226,941
	Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2013	9/30/99	500,000	508,652	552,370
					$ 2,779,311
South Carolina Fund	Commonwealth of Puerto Rico, RITES, MBIA, 7.939s, 2020	3/30/00	2,000,000	$2,043,232	$ 2,113,500
	Puerto Rico Electric Power Authority, RITES, FSA, 6.92s, 2015	9/30/99	1,000,000	976,500	1,011,980
	Puerto Rico Municipal Finance Agency, RITES, FSA, 8.42s, 2016	1/6/00	850,000	882,124	959,582
	Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2013	9/30/99	1,375,000	1,398,793	1,519,017
	Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2019	3/31/99	1,300,000	1,470,326	1,339,676
					$ 6,943,755
Virginia Fund	Guam Power Authority Rev., RITES, AMBAC, 6.236s, 2015	5/20/99	1,010,000	$1,054,711	$ 1,017,636
	Puerto Rico Electric Power Authority, RITES, FSA, 7.939s, 2017	9/7/00	2,500,000	2,769,906	2,719,500
	Puerto Rico Electric Power Authority, RITES, FSA, 7.689s, 2019	9/7/00	1,270,000	1,344,849	1,320,051
	Puerto Rico Electric Power Authority, RITES, FSA, 7.039s, 2020	9/7/00	1,250,000	1,240,094	1,199,987
	Puerto Rico Municipal Finance Agency, RITES, FSA, 8.42s, 2016	1/6/00	1,105,000	1,146,967	1,247,456
	Puerto Rico Municipal Finance Agency, RITES, FSA, 7.42s, 2017	1/6/00	615,000	577,252	637,005
	Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2013	9/30/99	2,000,000	2,034,608	2,209,480
	Puerto Rico Public Finance Corp., RITES, AMBAC, 7.17s, 2016	3/31/99	500,000	564,868	530,910
					$10,882,025
West Virginia Fund	Commonwealth of Puerto Rico, RITES, MBIA, 7.743s, 2019	3/30/00	3,000,000	$3,087,409	$ 3,211,770
	Puerto Rico Municipal Finance Agency, RITES, FSA, 7.223s, 2017	1/6/00	900,000	844,760	932,202
	West Virginia Building Commission, RITES, AMBAC, 6.088s, 2018	5/5/99	5,770,000	6,218,664	5,689,451
					$ 9,833,423

Investment Adviser

Massachusetts Financial Services Company
500 Boylston Street
Boston, MA 02116-3741

Distributor

MFS Fund Distributors, Inc.
500 Boylston Street
Boston, MA 02116-3741

Chairman and President

*Jeffrey L. Shames**

Portfolio Managers

*Michael L. Dawson**
*Geoffrey L. Schechter**

Treasurer

*James O. Yost**

Assistant Treasurers

*Mark E. Bradley**
*Robert R. Flaherty**
*Laura F. Healy**
*Ellen Moynihan**

Secretary

*Stephen E. Cavan**

Assistant Secretary

*James R. Bordewick, Jr.**

Custodian

State Street Bank and Trust Company

Investor Information

For information on MFS mutual funds, call your investment professional or, for an information kit, call toll free: 1-800-637-2929 any business day from 9 a.m. to 5 p.m. Eastern time (or leave a message anytime).

Investor Service

MFS Service Center, Inc.
P.O. Box 2281
Boston, MA 02107-9906

For general information, call toll free: 1-800-225-2606 any business day from 8 a.m. to 8 p.m. Eastern time.

For service to speech- or hearing-impaired, call toll free: 1-800-637-6576 any business day from 9 a.m. to 5 p.m. Eastern time. (To use this service, your phone must be equipped with a Telecommunications Device for the Deaf.)

For share prices, account balances, exchanges, or stock and bond outlooks, call toll free: 1-800-MFS-TALK (1-800-637-8255) anytime from a touch-tone telephone.

World Wide Web

www.mfs.com

†Independent Trustee
*MFS Investment Management

MFS® Municipal Series Trust

MFS® Mississippi Municipal Bond Fund
MFS® New York Municipal Bond Fund
MFS® North Carolina Municipal Bond Fund
MFS® Pennsylvania Municipal Bond Fund
MFS® South Carolina Municipal Bond Fund
MFS® Tennessee Municipal Bond Fund
MFS® Virginia Municipal Bond Fund
MFS® West Virginia Municipal Bond Fund



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